Exhibit 99.1

Execution Version

MASTER EQUIPMENT FINANCE AGREEMENT

THIS MASTER EQUIPMENT FINANCE AGREEMENT (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Master Agreement”) is dated as of June 10, 2022 (the “Closing Date”), by and among BACKBONE HOSTING SOLUTIONS INC., a Canadian corporation (the “Borrower”), with an address of 312-9160 Boul. Leduc, Brossard, Québec, J4Y0E3, Canada, the Lenders from time to time party hereto, NYDIG ABL LLC, a Delaware limited liability company (“NYDIG”), with an address of 510 Madison Avenue, 21st Floor, New York City, NY 10022, as servicer (in such capacity, together with its successors and/or assigns in such capacity, the “Servicer”), and NYDIG, as collateral agent (in such capacity, together with its successors and/or assigns in such capacity, the “Collateral Agent”).

This Master Agreement sets forth the terms and conditions pursuant to which one or more of the Lenders may from time to time provide one or more loans to the Borrower. AS INDICATED HEREIN, CERTAIN TERMS AND PROVISIONS OF THIS MASTER AGREEMENT SHALL ONLY APPLY TO THE EXTENT AGREED PURSUANT TO A LOAN SCHEDULE (AS HEREINAFTER DEFINED) AND IN SUCH CASES ONLY WITH RESPECT TO SUCH LOAN SCHEDULE AND TO THE EXTENT AGREED

THEREUNDER. In furtherance of the foregoing, each of the Borrower, the Collateral Agent, the Servicer and the Lenders hereby agree as follows:

1.                  DEFINITIONS; INTERPRETATIVE PROVISIONS.

(a)               Terms Defined in Loan Schedule. All capitalized terms used in this Master Agreement and not otherwise defined herein shall have the meanings assigned to them in the applicable Loan Schedule.

(b)              Certain Defined Terms. As used in this Master Agreement, the following terms have the meanings specified below:

“ACA Account” means one or more of the Borrower’s securities accounts and/or deposit accounts maintained with NYDIG, an Affiliate thereof, Coinbase Custody Trust Company, LLC, a New York limited purpose trust company (“Coinbase”), or with such other securities intermediary or financial institution as agreed in advance by the Collateral Agent and the Borrower and designated pursuant to an applicable Loan Schedule (or otherwise as agreed in writing between the Borrower and the Collateral Agent) as an “ACA Account”.

“ACA Account Agreement” means (i) the Account Control Agreement, dated as of the Closing Date, by and among the Borrower, the Collateral Agent and Coinbase, as Custodian and

(ii) each other securities account and/or deposit account control agreement or similar agreement providing control (as defined in the applicable UCC) over an ACA Account and the Digital Assets credited therein and entered into by and among, among others, the Borrower, the Collateral Agent and the applicable securities intermediary or financial institution, as applicable, and/or any other similar account control agreement with respect to an ACA Account of the Borrower.

“ACA Wallet” means, with respect to the Borrower,

, (ii) each other wallet account

or other account for assets in the name of the Borrower maintained with the Wallet Custodian, as securities intermediary, and governed by the terms and conditions of an ACA Wallet Agreement, or such other wallet or account for assets as may be agreed to by the Collateral Agent and the Borrower in writing from time to time, which stores and houses all or a portion of the Collateral.

“ACA Wallet Agreement” means any ACA Account Agreement or similar control agreement entered into on the Closing Date and/or in connection with any applicable Loan Schedule from time to time, by and among the Borrower, the Collateral Agent and the Wallet Custodian to provide for control (as defined in the applicable UCC) over an ACA Wallet.

“Acceptable Lien Waiver” is defined in Section 7(o)(i) below.

“Acceptance Certificate” means an acceptance certificate entered into by the Borrower and the Collateral Agent, in substantially the form of Exhibit B to the form of Loan Schedule attached hereto as Exhibit A, or any other form approved by the Collateral Agent, in each case in connection with any Loan made pursuant to a Loan Schedule.

“Affiliate” means, as to any Person, each other Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Affiliate Sale Agreements” means, collectively, each purchase agreement entered into from time to time pursuant to which one of the Borrower’s Affiliates sells Equipment and other related assets and/or Collateral to the Borrower.

“AML Laws” means all laws, rules and regulations of any jurisdiction applicable to Parent, the Borrower or any of their respective Subsidiaries and/or Affiliates relating to money laundering or terrorist financing, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, and the Beneficial Ownership Regulation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations (Canada), the Special Economic Measures Act (Canada) and the Export and Import Permits Act (Canada).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Parent, the Borrower or any of their respective Subsidiaries or Affiliates from time to time concerning or relating to bribery or corruption, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada).

“Applicable Rate” means, with respect to each Loan advanced pursuant to a Loan Schedule, (i) so long as no Event of Default exists, the interest rate shall be as set forth on such Loan Schedule in the “Summary of Payment Terms” and (ii) upon the occurrence and for so long as any Event of Default exists, the interest rate shall be as set forth in Section 3(d) below.

 Applicable Default Rate” means, for a Loan, the related Applicable Rate plus

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and one or more assignees, and accepted by the Servicer, in substantially the form of Exhibit B attached hereto, or any other assignment in a form approved by the Servicer.

“Attorneys’ Fees” means and shall include any and all reasonable and documented attorneys’ fees that are incurred by the Collateral Agent, the Servicer or a Lender incident to, arising out of, or in any way in connection with the Collateral Agent’s, the Servicer’s or a Lender’s interests in, or defense of, any action, claim, proceeding or the Collateral Agent’s, the Servicer’s or a Lender’s enforcement of its rights and interests with respect to any Collateral or otherwise under any Loan, or any Loan Document, which shall include all attorneys’ fees incurred by the Collateral Agent, the Servicer or a Lender (including, without limitation, all expenses of litigation or preparation therefor whether or not the Collateral Agent, the Servicer or a Lender is a party thereto) whether or not a suit or action is commenced, and all costs in collection of sums due during any work out or with respect to settlement negotiations, or the cost to defend the Collateral Agent, the Servicer or a Lender or to enforce any of its rights, including, without limitation, during any bankruptcy or other insolvency proceeding.

“Authorized Officer” means the Chief Executive Officer and the Chief Financial Officer of the Borrower.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Event” means any of the Events of Default specified in clauses (vii), (ix) or (x) of Section 9 below.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means Title 31 of the U.S. Code of Federal Regulations § 1010.230.

“Bitcoin” or “BTC” means the digital asset and payment system known as “Bitcoin”. “Borrower” is defined in the Preamble.

“Borrower IP” is defined in Section 9(e) below.

“Business Day” means any day, other than a Saturday, Sunday or legal holiday, on which banks in New York, New York and Quebec, Canada are open for the conduct of their commercial banking business.

“Canadian Benefit Plans” means any plan, agreement, fund, program, practice or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, supplemental pension, retirement or savings benefits, under or in relation to which the Borrower or Parent has any obligation to make any contribution or may have any liability with respect to any current or former employee, officer, director or contractor employed in Canada

(or any spouses, dependents, survivors or beneficiaries of any such persons), including any Canadian Pension Plans but excluding any statutory benefit plans which the Borrower or Parent is required to participate in or comply with, such as the Canada Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation.

“Canadian Defined Benefit Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada), excluding any Canadian Multi-Employer Plans, whether existing on the Closing Date or which would be considered a Canadian Defined Benefit Plan if assumed, adopted or otherwise participated in or contributed to by the Borrower or Parent thereafter.

“Canadian Insolvency Laws” means any federal or provincial Canadian law from time to time in effect relating to bankruptcy, winding-up, insolvency, reorganization, readjustment of debt, dissolution, receivership, plans of arrangement, liquidation, conservatorship, assignment for the benefit of creditors, moratorium, rearrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada)).

“Canadian Multi-Employer Plan” means any Canadian Benefit Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada) and to which the Borrower or Parent is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by the Borrower or Parent, whether existing on the Closing Date or which would be considered a Canadian Multi-Employer Plan if assumed, adopted or otherwise participated in or contributed to by the Borrower or Parent thereafter.

“Canadian Pension Plan” means any Canadian Defined Benefit Plan and any Canadian Multi-Employer Plan.

“Canadian Pension Termination Event” means the occurrence of any of the following:

(i) the board of directors of the Borrower or Parent passes a resolution to terminate or wind up in whole or in part any Canadian Defined Benefit Plan or otherwise the Borrower or Parent provides any notice or initiates any action or filing to voluntarily terminate or wind up in whole or in part any Canadian Defined Benefit Plan; (ii) the institution of proceedings by any Governmental Authority (including a pension regulator) pension regulator to terminate in whole or in part any Canadian Defined Benefit Plan, including notice being given by the Superintendent of Financial Services or another Governmental Authority that it intends to order a wind up in whole or in part of the Borrower’s or Parent’s Canadian Defined Benefit Plan; (iii) there is a cessation of any required contributions to the fund of a Canadian Defined Benefit Plan by the Borrower or Parent (other than a cessation of contributions that is due to an administrative error that is corrected); (iv) the receipt by the Borrower or Parent of correspondence from any Governmental Authority (including a pension regulator) related to the likely wind-up or termination (in whole or in part) of any Canadian Defined Benefit Plan; (v) the wind-up or termination (in whole or in part) of a Canadian Defined Benefit Plan; (vi) the appointment by any Governmental Authority (including a pension regulator) of a replacement administrator or trustee to wind up or terminate (in whole or in part) a Canadian Defined Benefit Plan; (vii) the withdrawal of the Borrower or Parent from a Canadian Multi-Employer Plan where any additional contributions by the Borrower or Parent are triggered by such withdrawal; (viii) any statutory deemed trust or lien, other than a Permitted Liens, arises in connection with a Canadian Pension Plan or (ix) an event respecting any Canadian Pension Plan which could result in the revocation of the registration of such Canadian Pension Plan or which could otherwise reasonably be expected to adversely affect the tax status of any such Canadian Pension Plan. Notwithstanding anything to the contrary herein, a Canadian Pension Termination Event shall not include any event that relates to the partial wind-up or termination of solely a defined contribution component of a Canadian Defined Benefit Plan.

“Casualty Event” means any casualty or other damage (whether insured or uninsured) to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any Equipment.

“CFTC” means the Commodity Futures Trading Commission.

“Change in Control” means the occurrence of any of the following events or circumstances (unless the Borrower shall have delivered prior written notice of such impending Change in Control and the Collateral Agent shall have provided its prior written consent to such event or circumstance that would have otherwise given rise to a Change in Control):

(i)   Parent shall cease to own, whether directly or indirectly, free and clear of all Liens or other encumbrances, at least one hundred percent (100%) of the outstanding voting Equity Interests of the Borrower;

(ii)   any “person” or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes (in each case, excluding the equityholders of Parent on the Closing Date (such equityholders, the “Closing Date Holders”)) the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Parent; provided, that, for purposes of this clause (ii), such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time), directly or indirectly, Equity Interests in excess of the lesser of (x) fifty (50.0%) of the total voting power of the voting Equity Interests of Parent and (y) the combined voting power of the voting Equity Interests of Parent held by the Closing Date Holders;

(iii)   the merger or consolidation of Parent with or into another Person or the merger of another Person with or into Parent; provided that Parent is not the surviving entity;

(iv)	the sale of all or substantially all the assets of Parent or the Borrower to another Person;

(v)   the Continuing Directors cease to constitute at least a majority of Parent’s board of directors; or

(vi)	a “change of control” (or equivalent) occurs under any other Material Indebtedness.

“Closing Date” is defined in the Preamble. “Code” means the Internal Revenue Code of 1986.

“Coinbase” is defined in the definition of “ACA Account”. “Collateral” is defined in Section 5(a) below.

“Collateral Agent” is defined in the Preamble and includes any successors and/or assigns in such capacity.

“Collateral Cryptocurrency” means, collectively, the Reserve Cryptocurrency and any Mined Cryptocurrency (other than any Unencumbered Mined Cryptocurrency).

“Collateral Owner” is defined in Section 7(o)(i) below.

“Commencement Date” means, with respect to any Loan or Loan Schedule, a date selected by the Collateral Agent, which is designated as the “Commencement Date” in the “Summary of Payment Terms” on the applicable Loan Schedule.

“Continuing Director” means a director who either was a member of the board of directors of Parent on the Closing Date or who becomes a member of the board of directors subsequent to that date and whose election, appointment or nomination for election by the stockholders of Parent is duly approved by a majority of the continuing directors on the board of directors at the time of such approval by such election or appointment.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Copyrights” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to copyrights and all mask works, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith.

“Deed of Hypothec” means a deed of hypothec, in form and substance reasonably satisfactory to the Collateral Agent, made by the Borrower in favor of the Hypothecary Representative, for the benefit of the Secured Parties, securing the Obligations.

“Debtor Relief Laws” means the Bankruptcy Code, the Canadian Insolvency Laws, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived in accordance with the terms hereto, become an Event of Default.

“Default Period Mined Cryptocurrency” means all Mined Cryptocurrency produced or derived from the Equipment during the continuation of an Event of Default.

“Digital Asset” means a digital asset that is recorded on a decentralized distributed ledger, including, without limitation, Bitcoin.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (in one transaction or in a series of transactions) of any property by a Person (including any sale and leaseback transaction).

“Dollar Equivalent” means, for any amount, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount and (b) if such amount is denominated in any other currency (including any Digital Asset), the equivalent of such amount in Dollars as determined by the Collateral Agent using any method of determination it deems appropriate in its sole and absolute discretion. Any determination by the Collateral Agent pursuant to clause (b) above shall be conclusive absent manifest error.

“Dollars” and the sign “$” means the lawful currency of the United States of America. “Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign,

authenticate or accept such contract or record.

“Environmental Laws” means, collectively, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the U.S. Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq.; the U.S. Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the U.S. Hazardous Materials Transportation Act, 49 U.S.C.

§ 1802 et seq.; the U.S. Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the

U.S. Clean Water Act, 33 U.S.C. § 1251 et seq.; the U.S. Safe Drinking Water Act, 42 U.S.C.

§ 300f et seq.; the U.S. Clean Air Act, 42 U.S.C. § 7401 et seq.; or other applicable federal, state, provincial or local laws, including any plans, rules, regulations, orders, or ordinances adopted, or other criteria and guidelines promulgated pursuant to the preceding laws or other similar laws, regulations, rules, orders, or ordinances now or hereafter in effect relating to hazardous materials disposal, generation, production, treatment, transportation, or storage or the protection of human health and the environment.

“Equipment” means equipment that is financed with the proceeds of a Loan or equipment that is listed on a Loan Schedule (irrespective of whether such listed equipment is financed with the proceeds of a Loan), and such equipment includes all other goods and personal property related to such equipment, including, without limitation, any related software embedded therein or otherwise forming part thereof, any and all accessories, exchanges, improvements, returns, substitutions, parts, attachments, accessions, spare parts, replacements and additions thereto, and all proceeds thereof.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Lenders or required to be withheld or deducted from a payment to the Lenders: (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (A) imposed as a result of a Lender being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (B) that are Other Connection Taxes, (ii) U.S. federal withholding Taxes imposed on amounts payable to or for the account of the Lenders with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (A) a Lender acquires such interest in the Loan, or (B) a Lender changes its lending office, except in each case to the extent that, pursuant to Section 3(i) below, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in such Loan or to such Lender immediately before it changed its lending office, (iii) Taxes attributable to such Lender’s failure to comply with Section 3(i)(v), and (iv) any withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Master Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Forked Assets” means digital assets generated in connection with any Hard Fork occurring after the Closing Date.

“Governmental Authority” means the government of the U.S. or Canada, as applicable, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hard Fork” means a substantial software modification to the public transaction ledger of the peer-to-peer Bitcoin computer network (or other similar computer network for other Digital Assets, the “Blockchain”) which results in two or more competing Blockchain implementations, one running the pre-modification software program and the other running the modified version (i.e., a second Bitcoin network (or other similar computer network for other Digital Assets) or other event that results in the creation of a new coin of digital currency).

“Hazardous Materials” means any wastes, substances, or materials, whether solids, liquids or gases, that are deemed hazardous, toxic, pollutants, or contaminants, including but not limited to substances defined as “hazardous wastes,” “hazardous substances,” “toxic substances,” “radioactive materials,” or other similar designations in, or otherwise subject to regulation under, Environmental Laws.

“Hypothecary Representative” has the meaning specified in Section 12(e). “Increased Prepayment Event” is defined in Section 3(e)(iii) below.

“Indebtedness” of any Person means, without duplication, (i) all obligations of such Person for borrowed money or with respect to deposits or advances of credit of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (v) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (vi) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (vii) all guarantees by such Person of Indebtedness of others, (viii) all capital lease obligations of such Person, (ix) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, and (x) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. For the avoidance of doubt, the Indebtedness of any Person shall include any recourse Indebtedness in any partnership or joint venture in which such person is the general partner.

“Indemnified Taxes” means (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (ii) to the extent not otherwise described in the foregoing subclause (i), Other Taxes.

“Industrial Designs” means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to registered industrial designs and industrial design applications.

“Intellectual Property” means, on a worldwide basis, all rights, title and interests in or relating to intellectual property and industrial property arising under any law or equity and all IP Ancillary Rights relating thereto, including, without limitation, all Copyrights, Patents, Industrial Designs, software, Trademarks, Internet Domain Names, Trade Secrets and IP Licenses.

“Internet Domain Name” means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to internet domain names.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) an acquisition with respect to another Person or (b) a loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees Indebtedness of such other Person.

“IP Ancillary Rights” means, with respect to any Intellectual Property, as applicable, all tangible and intangible embodiments of, foreign counterparts to, and all divisionals, reversions, continuations, continuations-in-part, reissues, reexaminations, renewals and extensions of, such Intellectual Property and all income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property throughout the world, including all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment thereof, and, in each case, all rights to obtain any other IP Ancillary Right throughout the world.

“IP License” means all contractual obligations (and all related IP Ancillary Rights), whether written or oral, granting any license, right, title and interest in or relating to any Intellectual Property.

“IRS” means the United States Internal Revenue Service. “Item” means any specific item of Equipment.

“Lenders” means any lender from time to time party hereto, in such capacity, together with its successors and/or assigns in such capacity, which shall (i) include NYDIG as of the Closing Date and any other Person that shall have become a party hereto as Lender pursuant to an Assignment and Assumption or other assignment, but (ii) exclude any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption or such other assignment.

“Lien” means, with respect to any asset, (i) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (iii) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan” means any loan advanced by one or more of the Lenders under a Loan Schedule, including, any advance by the Lenders of any portion of the Loan Amount under any such Loan Schedule and “Loans” means one or more such loans.

“Loan Amount” means the aggregate amount of any Loan made pursuant to a Loan Schedule, which is designated as the “Loan Amount” in the “Summary of Payment Terms” on the applicable Loan Schedule.

“Loan Documents” means, collectively, this Master Agreement, the Deed of Hypothec, each Loan Schedule, each ACA Account Agreement, if applicable, each certification delivered by the Borrower in connection with this Master Agreement, each Affiliate Sale Agreement, if applicable, each No Interest Letter, if applicable, each ACA Wallet Agreement, if applicable, and each other agreement, instrument, document and certificate executed and delivered by the Borrower to, or in favor of, the Collateral Agent or the Lenders and, including each other pledge, power of attorney, consent, assignment, contract, notice, letter agreement, and each other written matter whether heretofore, now or hereafter executed by or on behalf of the Borrower, or any employee of the Borrower, and delivered to the Lenders in connection with this Master Agreement or the transactions contemplated hereby. Any reference in this Master Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Master Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loan Schedule” means each schedule entered into by the Borrower, one or more of the Lenders, the Servicer and the Collateral Agent with respect to any Loan that incorporates the provisions of this Master Agreement, in each case in substantially the form of Exhibit A attached hereto.

“Material Adverse Effect” means any material change in, or any occurrence which will have a material adverse effect on (i) the business, assets, operations, prospects, properties or condition (financial or otherwise), of the Borrower, (ii) the ability of the Borrower to perform any of its Obligations, (iv) the Collateral or the Collateral Agent’s Liens on the Collateral or the priority of such Liens on the Collateral, in each case whether in the aggregate or with respect to any particular Loan Schedule, (v) the rights of or benefits available to the Lenders under any of the Loan Documents, whether in the aggregate or with respect to any particular Loan Schedule (including, without limitation, the ability of the Collateral Agent to enforce on the Collateral) or

(vi) any deterioration in any national or international situation (whether monetary, financial, economic, environmental or political) which would materially and adversely affect the Borrower, Parent or the transactions contemplated by the Loan Documents (including, without limitation, (x) any material disruption of the Bitcoin network and/or the networks generating other Digital Assets and/or the marketplaces where Bitcoin and/or other Digital Assets is exchanged for Dollars or (y) any material adverse change in the domestic or international financial, banking, capital or syndication markets or the availability or access thereto).

“Material Indebtedness” mean Indebtedness (other than intercompany Indebtedness, Loans and letters of credit) of any one or more of Parent, the Borrower or any Subsidiary in an aggregate principal amount exceeding $1,000,000.

“Maturity Date” is, with respect to any Loan, the “Maturity Date” in the “Summary of Payment Terms” on the applicable Loan Schedule.

“Maximum Rate” is defined in Section 3(h) below.

“Mined Cryptocurrency” means all Digital Assets produced by or derived from the Equipment, howsoever such process is structured or described, including Digital Assets mined, merge-mined, earned, harvested, created, manufactured, awarded, rewarded, received, airdropped, purchased, paid out or otherwise generated in connection with the Equipment, including, without limitation, any Digital Assets arising due to a Hard Fork, airdrop or otherwise. Mined Cryptocurrency includes any Digital Asset network fee amounts greater than zero that are produced by or derived from the Equipment, howsoever such fees are structured or described, including transaction fees, channel fees, validator reward fees, staking reward fees, node operator reward fees or other Digital Asset network participant fees. For purposes of Section 5 below, the term Mined Cryptocurrency shall be deemed to include Forked Assets, which will be considered proceeds of the original Mined Cryptocurrency for which they share a common public address.

“Minimum Reserve Amount” is defined in the definition of “Reserve Ramp-Up Period”.

“Minimum Reserve Shortfall” is defined in Section 3(k) below.

“Net Proceeds” means (i) in the case of a Disposition by the Collateral Agent or a Lender of any Collateral in connection with the enforcement by the Collateral Agent or a Lender of its rights hereunder, the after-tax amount received by the Collateral Agent in immediately-available funds not subject to recapture, rebate or divestiture from the purchaser of such Collateral; (ii) in the case of a purchase of the Collateral which the Collateral Agent or a Lender finances or in the case of a Disposition pursuant to a true lease (any such leases or finance agreements being referred to hereinafter as a “Replacement Agreement”), an amount equal to the sum of all non-cancellable periodic payments and any purchase election, purchase requirement or balloon payment set forth in the Replacement Agreement, discounted to present value at the implicit rate of interest of the Replacement Agreement as determined by the Collateral Agent or (iii) in the case of a Casualty Event, the cash proceeds received in respect of such event including, without limitation, (a) any cash received in respect of any non-cash proceeds, but only as and when received, (b) insurance proceeds and (c) condemnation awards and similar payments.

“No Interest Letter” means a letter agreement executed by the Supplier of the Equipment, as set forth on the applicable Loan Schedule, in favor of the Lenders and the Collateral Agent, pursuant to which the Supplier agrees to the collateral assignment of the rights and remedies of the applicable purchaser of such Equipment to the Collateral Agent, on behalf of the Secured Parties, disclaims any interest, lien, or other rights in the Equipment and related Collateral and recognizes the Collateral Agent as an intended third party beneficiary of the related Supplier Contract for such Equipment, in each case in form and substance reasonably satisfactory to the Collateral Agent.

“Non-Subordinated Property Interest” is defined in Section 7(o)(i) below.

“NYDIG Agreements” means, collectively (but exclusive of the Loan Documents), any agreement, instrument, loan, lease, promissory note, letter of credit, guaranty or other obligation of any kind on the part of the Borrower in favor of NYDIG or any of its Affiliates, including, without limitation, any such agreement (other than the Loan Documents) governing any of the obligations of the Borrower set forth on Schedule 7(j) attached hereto.

“Obligations” means each and every Indebtedness, liability and obligation arising under the Loan Documents, including, without limitation, obligations of performance, of every type and description that the Borrower may now or at any time hereafter owe to the Collateral Agent, the Lenders, the other Secured Parties and, in each case their respective Affiliates, whether under this Master Agreement, any Loan Schedule, any other Loan Document or under any NYDIG Agreement, regardless of how such Obligation arises or by what agreement or instrument it may be evidenced, whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary, liquidated or unliquidated, joint and several, and all costs and expenses incurred by the Collateral Agent and/or any other Secured Party to obtain, preserve, perfect and enforce the security interest granted herein and to maintain, preserve and collect the property subject to the security interest, including but not limited to all Attorneys’ Fees and expenses of the Secured Parties to enforce any Obligations whether or not by litigation.

“Occupancy Agreement” is defined in Section 7(o) below.

“One Month Payment Amount” means, with respect to a Loan, not less than an amount equal to one (1) month’s Payment, based on the then-outstanding aggregate balance of such Loan, which shall be further based on the prevailing market rate for such Digital Assets, as determined by the Collateral Agent in its sole and absolute discretion.

“Other Connection Taxes” means, with respect to a Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Taxes (other than a connection arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document), or sold or assigned an interest in the Loan or any Loan Document.

“Other Taxes” means all present or future stamp, court or documentary, excise, sales, value added, property, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Parent” means Bitfarms Ltd, a Canadian limited company.

“Patents” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to letters patent and applications therefor.

“Payment Date” means each date on which the Borrower shall pay to the Servicer, for the account of each Lender under any Loan Schedule on a ratable basis, regularly scheduled payments of principal and/or accrued (and outstanding) interest owing on the Loans with respect thereto, which date (except as otherwise expressly provided in the applicable Loan Schedule) shall be the twenty-fifth (25th) calendar day of each month (or such other date as agreed in a subsequent Loan Schedule or as otherwise agreed by the Collateral Agent in its sole discretion or acting at the direction of the relevant Lenders party to such Loan Schedule). If any Payment Date falls on a date that is not a Business Day, the Payment Date shall be deemed to be the immediately preceding Business Day.

“Payments” is defined in Section 3(c) below. “Permitted Encumbrances” means:

(i)                 Liens in favor of the Collateral Agent, created in connection with the transactions contemplated by and under the Loan Documents;

(ii)              Liens imposed by law for Taxes that are not yet due or are being contested in compliance with Section 6(h) below;

(iii)            Liens imposed by law arising in the ordinary course of business, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and comparable liens, if the obligations secured by such liens are not overdue by more than thirty (30) calendar days or are being contested in good faith by appropriate proceedings and for which the Borrower has set aside on its books adequate reserves in accordance with International Financial Reporting Standards;

(iv)             judgment Liens in respect of judgments that do not constitute an Event of Default under Section 9(a)(xi) below;

(v)               Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, Liens in favor of securities intermediaries, rights of setoff or similar rights and remedies as to deposit accounts or securities accounts or other funds maintained with depository institutions or securities intermediaries; and

(vi)             other Liens on any property of the Borrower or its Affiliates other than the Collateral hereunder;

provided that, in respect of any Lien pursuant to immediately preceding item (vi) above, (a) to the extent outstanding on or prior to the Closing Date and, in respect of Indebtedness in a principal amount in excess of $1,000,000 (the “Threshold Amount”), such Lien shall be set forth on Schedule 1 attached hereto and (b) to the extent created after the Closing Date and, in a principal amount in excess of the Threshold Amount, the Borrower shall promptly deliver supplements to the Collateral Agent (but, in any event, no later than concurrently with each certificate of a Financial Officer required by Section 7(a)(ii) below), and the terms of such supplements shall (x) provide reasonably detailed information in respect of such Lien and (y) automatically be inserted as additional terms, thereby updating Schedule 1 with no further action of any party being required;

provided, further, that, none of the items (i) through (vi), individually or in the aggregate interferes in any material respect with (A) the value, current use or operation of any of the Equipment or the security interest intended to be granted pursuant to the terms of the Loan Documents, (B) the ability of the Equipment to generate net cash flow sufficient to service the Obligations or (C) the Borrower’s ability to pay and perform its Obligations under the Loan Documents; and

provided, further, that, Permitted Encumbrances shall not include any Liens for which the Collateral Agent has requested, as permitted under this Master Agreement, a waiver, collateral access agreement or No Interest Letter (whether as a condition precedent or otherwise; but shall include Liens pursuant to a waiver, collateral access agreement or No Interest Letter in form and substance satisfactory to the Collateral Agent).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“PPSA” means any personal property security legislation in any applicable Canadian province or territory and the regulations thereunder, as from time to time in effect; provided, however, in the case that attachment, perfection or priority of the Collateral Agent’s security interest in any Collateral is governed by the personal property security laws of any jurisdiction in Canada, with respect to such Collateral, then PPSA means those personal property security laws in such other jurisdiction of Canada (including the Civil Code of Quebec and the regulation respecting the Register of Personal and Movable Real Rights thereunder) for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Real Property Approval Request Certification” is defined in Section 7(o)(i) below. “Replacement Agreement” is defined in the definition of “Net Proceeds”. “Replacement Equipment” is defined in Section 3(e)(ii)(1) below.

“Requirement of Law” means, with respect to any Person, (i) the charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents of such Person and (ii) any statute, law (including common law), treaty, rule, regulation, code, ordinance, order, decree, writ, judgment, injunction or determination of any arbitrator or court or other Governmental Authority (including Environmental Laws), in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Reserve Cryptocurrency” is defined in Section 3(k) below.

“Reserve Ramp-Up Period” means (A) initially, the period commencing on the Closing Date and ending on the earliest of (x) the date that is the thirtieth (30) day after the Closing Date (or such longer period as agreed by the Collateral Agent in its sole discretion) and (y) the date on which the Mined Cryptocurrency required to be deposited in the ACA Account exceeds the One Month Payment Amount for the initial Loans and (B) with respect to any subsequent Loan Schedule, unless the aggregate Mined Cryptocurrency held in the ACA Account exceeds the aggregate of all One Month Payment Amounts for all then outstanding Loans (collectively, the “Minimum Reserve Amount”), the period from the date of such advance until the earlier of (x) the date that is the thirtieth (30) day after such advance date and (y) the date on which the Mined Cryptocurrency held in the ACA Account exceeds the Minimum Reserve Amount.

“Sanctioned Person” means, at any time, (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authority, (ii) any Person operating, organized or resident in a region or country subject to Sanctions, (iii) any Person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Canadian laws or (iv) any Person owned or controlled by any such Person or Persons described in the foregoing subclauses (i), (ii) or (iii), or (iv) any Person otherwise the subject of any Sanctions.

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (ii) the Canadian government, including those administered under the United Nations Act (Canada), the Special Economic Measures Act (Canada) and the Export and Import Permits Act (Canada), (iii) the United Nations Security Council, the European Union, any European Union member state, the Parliament of Canada, or Her Majesty’s Treasury of the United Kingdom, or (iv) other Governmental Authority administering Sanctions applicable to the Borrower or a Secured Party, or that the Collateral Agent notifies the Borrower of in writing from time to time.

“SEC” means the Securities and Exchange Commission established under the Securities Exchange Act of 1934, as amended and in effect from time to time.

“Secured Parties” means (i) the Lenders, (ii) the Collateral Agent, (iii) the Servicer, (iv) each Lender and each other counterparty to a Loan Schedule with the Borrower, so long as the obligations under which constitute Obligations and (iv) the beneficiaries of each indemnification obligation undertaken by the Borrower under any Loan Document.

“Servicer” is defined in the Preamble and includes any successors and/or assigns in such capacity.

“Solvent” and “Solvency” means, with respect to any Person on a particular date, that on such date (a) at fair valuation, all of the properties and assets of such Person are greater than the sum of the debts, including contingent liabilities, of such Person, (b) the present fair saleable value of the properties and assets of such Person is not less than the amount that would be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person is able to realize upon its properties and assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, and (d) such Person is not engaged in a business or a transaction, and is not about to engage in a business or transaction, for which such Person’s properties and assets would constitute unreasonably small capital after giving due consideration to the prevailing practices in the industry in which such Person is engaged. The amount of all guarantees at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, can reasonably be expected to become an actual or matured liability.

“Specified Collateral” shall have the meaning set forth in the applicable Loan Schedule as “Specified Collateral” in respect of a Specified Loan.

“Specified Collateral Sharing Event” is defined in Section 3(e)(ii)(2) below.

“Specified Lender” means with respect to any Loan Schedule, each Lender making the Specified Loan pursuant to such Loan Schedule.

“Specified Loan” means with respect to any Loan Schedule, the Loan made in respect of such Loan Schedule.

“Subject Property Party” is defined in Section 7(o)(i) below. “Subject Real Property” is defined in Section 7(o)(i) below.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with International Financial Reporting Standards as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (i) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise Controlled, by the parent and/or by the parent and one or more subsidiaries of the parent. Unless otherwise specified, references to Subsidiaries in this Master Agreement shall be deemed to refer to each direct and indirect Subsidiary of the Borrower.

“Supplier” means, if applicable to the Equipment financed by any Loan, each Person that is obliged to supply and/or deliver the Equipment pursuant to a contract with the Borrower or NYDIG or an Affiliate of NYDIG, in each case as specified in the related Loan Schedule.

“Supplier Contract” means, if applicable to the Equipment financed by any Loan, the “Supplier Contract” specified in the Loan Schedule with respect to such Loan.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), value added taxes, or any other goods and services, use or sales taxes, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term” means, with respect to each Loan, the period commencing on the applicable Commencement Date for such Loan Schedule and continuing until all of the Obligations with respect to such Loan Schedule and related Loans have been permanently and irrevocably satisfied and paid in full in cash in immediately available funds and all commitments with respect thereto have been terminated.

 “Threshold Amount” is defined in the definition of “Permitted Encumbrances”. “Trade Secrets” means all right, title and interest (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to proprietary, confidential and/or non-public information, however documented, including but not limited to confidential ideas, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and all other trade secrets.

“Trademarks” means all rights, title and interests (and all related IP Ancillary Rights) arising under any Requirement of Law in or relating to trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and, in each case, all goodwill associated therewith, all registrations and recordations thereof and all applications in connection therewith.

“UCC” means the Uniform Commercial Code, as in effect from time to time, of the State of New York (the “New York UCC”) and, as the context may require, the Uniform Commercial Code, PPSA, or other similar or equivalent legislation of any other applicable jurisdiction the laws of which are required as a result thereof to be applied in connection with the attachment, perfection or priority of, or remedies with respect to, the Collateral Agent’s Liens, on behalf of the Secured Parties, on any Collateral.

“Unencumbered Mined Cryptocurrency” means all Mined Cryptocurrency that has been released from the ACA Wallet in accordance with Section 3(l)(iii) below.

“Upfront Fee” is defined in Section 3(k) below.

“U.S.” means the United States of America.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“USA Patriot Act” means the USA PATRIOT Improvement and Reauthorization Act of 2005 (Pub. L. 109-177 (signed into law March 9, 2006)), as amended and in effect from time to time.

“Wallet Custodian” means Coinbase, or, with the Collateral Agent’s consent in its sole and absolute discretion, such other securities intermediaries as the Borrower may maintain an ACA Wallet with.

“Withholding Agent” means the Borrower, the Collateral Agent and any other applicable withholding agent.

(c)	UCC and PPSA Defined Terms.

The following terms shall have the meaning given to such terms in the UCC (or to the extent applicable, the equivalent meaning in the PPSA): “Accounts”; “Chattel Paper”; “Commercial Tort Claims”; “Deposit Accounts”; “Documents”; “equipment”; “Fixtures”, “General Intangibles”; “Goods”; “Instruments”; “Inventory”; “Investment Property”; “Letter-of- Credit Rights”; “Money”; “Security”; and “Supporting Obligations” as and when used in the description of Collateral shall have the meanings given to such terms in Articles 8 or 9 of the New York UCC (or equivalent under the PPSA). To the extent the definition of any category or type of collateral is expanded by any amendment, modification or revision to the UCC, such expanded definition will apply automatically as of the date of such amendment, modification or revision; and

(d)              Interpretative Provisions. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply) and all judgments, orders and decrees of all Governmental Authorities. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “fees” and “expenses” shall be construed as referring to any fee, expense or charge provided for under this Master Agreement, including, where applicable, Attorneys’ Fees. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (ii) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (iii) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignments set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Master Agreement in its entirety and not to any particular provision hereof, (v) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Master Agreement, (vi) any reference in any definition to the phrase “at any time” or “for any period” shall refer to the same time or period for all calculations or determinations within such definition, and (vii) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, Digital Assets, accounts and contract rights. As this Master Agreement and each other Loan Document has been initially prepared by Lenders’ counsel as a convenience to the parties hereto and the Borrower has had the opportunity to review this Master Agreement and each other Loan Document with external counsel of the Borrower’s choice, neither this Master Agreement nor any other Loan Document shall be construed against any party by reason of draftsmanship. Each of the parties hereto hereby acknowledge that the laws and requirements with respect to Digital Assets are subject to change and are evolving as the marketplace continues to evolve, the parties hereto hereby agree that no party hereto shall claim that (i) the transactions contemplated hereby violate public policy or raise illegality as a defense to contractual claims arising out of the Loan Documents or any NYDIG Agreement, (ii) the transactions contemplated hereby are subject to the jurisdiction of the SEC or the CFTC or the securities and commodities laws and regulations of the U.S. and are offered in violation thereof, or (iii) the making of Loans and other extensions of credit hereunder shall be for the purposes of marketing, selling or promoting any securities.

(e)               Dollar Equivalents. Except for purposes of financial statements delivered by Parent hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars), including any cryptocurrency, for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Collateral Agent, based on the prevailing market rate for such Digital Assets or currency, as determined by the Collateral Agent in its sole and absolute discretion.

(f)	Canadian Law Matters.

(i)                 For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by three hundred and sixty (360) or the number of days in such period, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(ii)              If any provision of any Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Collateral Agent in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by the Collateral Agent of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code

(Canada)), the parties acknowledge and agree that the provisions of Section 5(h) shall govern and apply.

(iii)            Any term defined in this Agreement by reference to the UCC shall also have any extended, alternative or analogous meaning given to such term in the PPSA and under other Canadian laws (including, without limitation, the Bills of Exchange Act (Canada) and the Depository Bills and Notes Act (Canada)) and all references to federal or state securities law of the United States shall be deemed to refer also to analogous federal, provincial and territorial securities laws in Canada.

(g)               Quebec References. For purposes of any Collateral located in the Province of Québec or charged by the Deed of Hypothec (or any Loan Document) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property,” (b) “security interest” and “lien” shall be deemed to include a “hypothec,” “prior claim” and a “resolutory clause”, (c) “Deposit Accounts” shall be deemed to include any “Financial Account” within the meaning ascribed to it in Article 2713.6 of the Civil Code of Québec (d) all references to filing, registering or recording financing statements or other required documents under the UCC, the PPSA or other applicable law shall be deemed to include publication under the Civil Code of Québec, and all references to releasing or terminating any Lien shall be deemed to include a release, discharge and mainlevée of a hypothec, (e) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to the “opposability” of such Liens to third parties,

(f) any “right of offset,” “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (g) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and Securities, (h) an “agent” shall be deemed to include a “mandatary”, (i) “joint and several” shall be deemed to include “solidary”, (j) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (k) “beneficial ownership” shall be deemed to include “ownership on behalf of another as mandatary”,

(l) “priority” shall be deemed to include “prior claim”, (m) “state” shall include “province”, (n) “accounts” shall include “claims”, (o) “lease” shall include a “leasing contract”, and (p) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively. The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only (except if another language is required under any applicable law) and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement (sauf si une autre langue est requise en vertu d’une loi applicable).

2.                  GENERAL TERMS. THIS MASTER AGREEMENT CONTAINS THE TERMS AND CONDITIONS UPON WHICH ONE OR MORE OF THE LENDERS WILL PROVIDE LOANS TO THE BORROWER TO ENABLE THE BORROWER (OR AFFILIATES OF THE BORROWER ON THE BORROWER’S BEHALF) TO

PURCHASE, FINANCE OR REFINANCE ITEMS OF EQUIPMENT AND OTHER GOODS, PERSONAL PROPERTY, SERVICES AND FOR SUCH OTHER USES AS ARE EXPRESSLY SPECIFIED IN EACH LOAN SCHEDULE THAT MAY BE ENTERED INTO BY ONE OR MORE OF THE LENDERS AND THE BORROWER FROM TIME TO TIME. EACH LOAN SCHEDULE SHALL INCORPORATE THE PROVISIONS OF THIS MASTER AGREEMENT BY REFERENCE AND EACH LOAN SCHEDULE SHALL CONSTITUTE A SEPARATE AGREEMENT. ANYTHING HEREIN TO THE CONTRARY NOTWITHSTANDING, THIS MASTER AGREEMENT IS NOT A COMMITMENT TO ADVANCE ANY LOAN. NO LENDER SHALL HAVE ANY OBLIGATION TO ENTER INTO ANY PARTICULAR LOAN SCHEDULE, FINANCE ANY EQUIPMENT, ADVANCE ANY LOAN, OR OTHERWISE ENTER INTO ANY TRANSACTION WITH THE BORROWER, UNLESS THE TERMS OF SUCH LOAN AND/OR TRANSACTION ARE EXPRESSLY AGREED BY THE APPLICABLE LENDERS AND THE BORROWER IN A LOAN SCHEDULE. AS TO EACH LOAN SCHEDULE, NO LENDER SHALL HAVE ANY OBLIGATION TO FINANCE ANY EQUIPMENT UNTIL ALL CONDITIONS TO FUNDING ARE COMPLETED TO THE SATISFACTION OF THE COLLATERAL AGENT IN ITS SOLE AND ABSOLUTE DISCRETION.

3.                  LOANS; DELIVERY AND ACCEPTANCE OF EQUIPMENT; TERM AND PAYMENTS; ETC.

(a)               Loans. Subject to the terms and conditions set forth herein, each Lender may, in its sole and absolute discretion, make Loans to the Borrower from time to time through the Servicer. Each Loan shall be evidenced by a separate Loan Schedule, which Loan Schedule shall only be valid upon execution by each Lender and countersignature by the Borrower, the Servicer and the Collateral Agent on the Commencement Date. Amounts repaid in respect of any Loan may not be reborrowed, except as otherwise agreed to by each applicable Lender in writing.

(b)              Delivery. The Borrower will cause the Equipment purchased, financed or refinanced with the proceeds of each Loan to be delivered and installed at the location specified in the applicable Loan Schedule. Notwithstanding the actual date of delivery or installation, the Equipment shall be deemed to have been accepted by the Borrower for all purposes under the Loan Schedule upon the Commencement Date. The Borrower hereby acknowledges and agrees that certain of its Obligations hereunder, including, but not limited to, providing insurance under Section 7(h) below, may commence and may be binding on the Borrower whether or not Equipment is accepted, delivered or installed. Notwithstanding the foregoing, the Borrower agrees that, upon executing a Loan Schedule, the Borrower’s Obligations under such Loan Schedule will be absolute and unconditional and in the nature of a promissory note. The Borrower is responsible for all shipping, installation, site preparation, testing and other expenses incident to delivery of the Equipment, and the Servicer and the Lenders will not finance such costs unless such costs are paid with the proceeds of the Loan advanced in connection with such Loan Schedule. The Borrower hereby authorizes the Collateral Agent, on behalf of the Secured Parties, to amend and modify the “Description of Equipment” set forth on Exhibit A to each Loan Schedule to accurately identify the Equipment actually delivered.

(c)               Interest; Payment. Interest shall accrue on any outstanding principal balance of each Loan at the Applicable Rate for such Loan and shall be computed on the basis of a year of three hundred sixty (360) calendar days, and shall be payable for the number of calendar days elapsed. Commencing on the first (1st) Payment Date and continuing thereafter on each Payment Date set forth in the applicable Loan Schedule, the Borrower shall pay to the Servicer, for the account of the Lenders on a ratable basis, the outstanding principal amount of each Loan, together with accrued interest thereon at the Applicable Rate, in equal monthly installments each in an amount which will fully amortize such principal of each Loan together with interest thereon at the Applicable Rate over the period from the date each Lender advances such Loan to the applicable Maturity Date (any such payments, together with any other payments so designated herein or elsewhere in the applicable Loan Schedule, the “Payments”). The actual amount of each Payment and the dates upon which the same is due will be set forth in the applicable Loan Schedule. To the extent that the description of the Payments set forth above differs from the terms of payment set forth on the applicable Loan Schedule, the terms of such Loan Schedule shall govern and control. The outstanding principal amount of each Loan (together with all then unpaid interest accruing thereon) and all other Obligations under the applicable Loan Schedule for such Loan and under the other Loan Documents related thereto) shall be due and payable on the applicable Maturity Date if not paid earlier in accordance with the terms hereof and the other Loan Documents (including the applicable Loan Schedule). Payments by the Borrower under each Loan Schedule shall be in legal U.S. tender in immediately available funds. The Borrower’s obligation to pay all Payments is absolute and unconditional under any and all circumstances (including, without limitation, any malfunction, defect, failure in delivery or any inability to use any Item of Equipment) and shall be paid and performed by the Borrower without notice or demand and without any abatement, reduction, diminution, setoff, defense, counterclaim or recoupment whatsoever, including, without limitation, any past, present or future claims that the Borrower may have against the Collateral Agent, any Lender, any Supplier or any other Person whatsoever. To the fullest extent permissible under any Requirements of Law, the Borrower hereby waives demand, diligence, presentment, protest, notice of dishonor, notice of nonpayment and notices and rights of every kind. Payments shall be due on the applicable Payment Date irrespective of whether the Borrower receives an invoice.

(d)              Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, (A) each outstanding Loan, together will all related Obligations, shall bear interest at the Applicable Default Rate and (B) all accrued and unpaid interest shall be due and payable in cash on demand of any Lender. Interest shall continue to accrue on the Obligations related to a Loan at the Applicable Default Rate for such Loan after the filing by or against the Borrower of any petition seeking any relief in bankruptcy or under any Debtor Relief Law.

(e)	Prepayments.

(i)                 Voluntary Prepayments. In the event that any Loan Schedule is canceled or terminated by the Borrower for any reason whatsoever, if such cancellation or termination is consummated: (i) on or prior to the one (1) year anniversary of the applicable Consummation Date, the Borrower shall pay to the Servicer, for the account of each Lender under any Loan Schedule on a ratable basis, (x) the total aggregate principal amount of any and all outstanding Loans in full at par, plus (y) any and all accrued and unpaid interest then due and owing, plus (z) any and all interest that would have otherwise been due and owing at any time thereafter; and (ii) at any time after the one (1) year anniversary of the applicable Consummation Date, the Borrower shall pay to the Servicer, for the account of each Lender under any Loan Schedule on a ratable basis, (a) the total aggregate principal amount of any and all outstanding Loans in full at par, plus (b) a prepayment premium in an amount equal to three and one-half percent (3.5%) of the total aggregate principal amount of any and all outstanding Loans, plus (c) any and all accrued and unpaid interest, expenses and other amounts then due and owing, in each case, in respect of such Loan Schedule.

(ii)	Mandatory Prepayments; Proceeds on Specified Collateral.

(1)               In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower in respect of any Casualty Event other than an Increased Prepayment Event, the Borrower shall, immediately after such Net Proceeds are received by the Borrower, prepay the Obligations in an aggregate amount equal to one hundred percent (100%) of such Net Proceeds in the manner set forth in (x) Section 3(e)(ii)(2) with respect to Specified Collateral (that is not an Increased Prepayment Event), (y) Section 3(e)(iii) with respect to an Increased Prepayment Event and (z) Section 3(f) with respect to a Casualty Event of non-Specified Collateral; provided that, if the Borrower shall (i) deposit such proceeds into a controlled account in favor of the Collateral Agent, for the benefit of the Secured Parties, and (ii) deliver to the Collateral Agent a certificate of a Financial Officer to the effect that the Borrower intends to apply the Net Proceeds from such event (or a portion thereof specified in such certificate), within a ninety (90) calendar day period (or such longer period as agreed by the Collateral Agent in its sole discretion) after receipt of such Net Proceeds, to acquire (or replace or rebuild) the applicable Item of Equipment (any Equipment so acquired, replaced or rebuild, “Replacement Equipment”) subject to such Casualty Event, and certifying that no Event of Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds specified in such certificate, provided that to the extent of any such Net Proceeds that have not been so applied by the end of such ninety (90) calendar day period (or such longer period as agreed by the Collateral Agent in its sole discretion), a prepayment shall be required at such time in an amount equal to such Net Proceeds that have not been so applied.

(2)               Each payment received as a mandatory prepayment pursuant to Section 3(e)(ii)(1) in respect of a Casualty Event of Specified Collateral, shall be applied as follows: (i) first to any fees, expenses and indemnified amounts then owed to the Collateral Agent and/or the Servicer, (ii) second, to any fees then owed to the Specified Lenders whose Specified Collateral was subject to the applicable Casualty Event pursuant to the applicable Loan Schedule on a ratable basis, (iii) third, to accrued and outstanding interest with respect to the principal balance of the Specified Loan relating to the Specified Collateral that was subject to the applicable Casualty Event on a ratable basis, (iv) fourth, to the outstanding principal balance of the Specified Loan relating to the Specified Collateral that was subject to the applicable Casualty Event, applied to the remaining obligations on such Specified Loan in a manner determined at the sole and absolute discretion of the Specified Lenders for such Specified Loan on a ratable basis, (v) fifth, without duplication of the foregoing, to any Obligations then owed to the Specified Lenders whose Specified Collateral was subject to the applicable Casualty Event pursuant to the Loan Documents on a ratable basis, whether as a result of the occurrence of an Event of Default, or otherwise (vi) sixth, any excess proceeds (if any), to the Borrower unless an Event of Default has occurred and is continuing, in which case such excess proceeds (if any) shall then be applied as set forth in Section 3(f) hereof (any such application of excess proceeds, together with any application of proceeds of a Casualty Event of non-Specified Collateral, application of excess proceeds (if any) pursuant to Section 3(e)(ii)(3) and any application of excess proceed pursuant to Section 3(e)(iii), in each case applied pursuant to Section 3(f) being hereinafter referred to as a “Specified Collateral Sharing Event”).

(3)               Except in the event of a Casualty Event subject to Section 3(e)(ii)(1) and (2) above, each Payment received as a result of the application of Net Proceeds received in respect of Specified Collateral under Section 9(b) or otherwise shall be applied as follows: (i) first to any fees, expenses and indemnified amounts then owed to the Collateral Agent and/or the Servicer,

(ii) second, to any fees then owed to the Specified Lenders pursuant to the applicable Loan Schedule on a ratable basis, (iii) third, to accrued and outstanding interest with respect to the principal balance of the Specified Loan pursuant to the applicable Loan Schedule on a ratable basis, (iv) fourth, to the outstanding principal balance of the Specified Loan on a ratable basis, applied to remaining obligations on such Specified Loan in a manner determined at the sole and absolute discretion of the Specified Lenders for such Specified Loan, (v) fifth, without duplication of the foregoing, to any Obligations then owed to the Specified Lenders whose Specified Collateral was subject to the applicable Casualty Event pursuant to the Loan Documents on a ratable basis, whether as a result of the occurrence of an Event of Default, or otherwise (vi) sixth, any excess proceeds (if any), to the Borrower unless an Event of Default has occurred and is continuing, in which case such excess proceeds (if any) shall then be applied subject to a Specified Collateral Sharing Event.

(iii)            In the event and on each occasion that any Casualty Event occurs and/or any Net Proceeds are received by or on behalf of the Borrower in respect of any Casualty Event with respect to the Collateral, in each case, and the Net Proceeds of any such Casualty Event are greater than thirty percent (30%) of the then outstanding principal amount of all Loans relating to such Collateral under any Loan Schedule (an “Increased Prepayment Event”), then the Borrower shall immediately pay in full to Lender the outstanding principal balance of all Loans and all other Obligations in respect of such Loan Schedule. The Net Proceeds of any such Increased Prepayment

Event shall be applied as follows: (i) first to any fees, expenses and indemnified amounts then owed to the Collateral Agent, (ii) second, to any fees then owed to the Lenders (and, with respect to proceeds of Specified Collateral, the Specified Lender) pursuant to the applicable Loan Schedule, (iii) third, to accrued and outstanding interest with respect to the principal balance of the applicable Loan (and, with respect to proceeds of Specified Collateral, the Specified Loan) pursuant to the applicable Loan Schedule, (iv) fourth, to the outstanding principal balance of the applicable Loan (and, with respect to proceeds of Specified Collateral, the Specified Loan), applied to remaining obligations on such Loan in a manner determined at the sole and absolute discretion of each applicable Lender for such Loan pursuant to the applicable Loan Schedule, and (v) fifth, to any expenses or indemnified amounts then owed to each applicable Lender (and, with respect to proceeds of Specified Collateral, the Specified Lender) pursuant to the Loan Documents, whether as a result of the occurrence of an Event of Default, or otherwise. Any excess proceeds (if any) of such Increased Prepayment Event, after application pursuant to the immediately preceding sentence, shall be applied as set forth in immediately succeeding Section 3(f).

(f)                Application of Payments. Except (x) as otherwise provided in the immediately succeeding sentence or (y) with respect to any payment amounts under Section 3(e)(ii)(2), Section 3(e)(ii)(3) or Section 3(e)(iii) not subject to a Specified Collateral Sharing Event, which shall be applied as set forth therein, payments by the Borrower in respect of the Obligations hereunder (including as a result of a Casualty Event of non-Specified Collateral) shall be applied (i) first, to any fees and expenses or indemnified amounts then owed to the Collateral Agent and/or the Servicer pursuant to the Loan Documents, including, without limitation, any outstanding Attorneys’ Fees, or any other fee or charge provided for under this Master Agreement, whether as a result of the occurrence of an Event of Default, or otherwise, (ii) second, to any fees then owed to each then existing Lender pursuant to the Loan Documents, including, without limitation, any fee or charge provided for under this Master Agreement, whether as a result of the occurrence of an Event of Default, or otherwise (in each case, on a pro-rata basis to each Lender based on the fee amounts then owed to such Lender), (iii) third, to accrued and outstanding interest with respect to the principal balance of the Loans, irrespective of which Loan such accrued interest relates to (in each case, on a pro-rata basis to each Lender based on the interest then owed to such Lender), (iv) fourth, to the outstanding principal balance of the Loans that are then due and owing, which allocation of payments with respect to principal shall be applied pro-rata to each then existing Loan based on the principal then owed to such Lender, (v) fifth, without duplication of the foregoing, to any remaining Obligations on each Loan pro-rata to each then existing Loan based on the principal then owed to such Lender immediately prior to giving effect to the distributions made pursuant to this Section 3(f), (vi) sixth, to any expenses or indemnified amounts then owed to Lender pursuant to the Loan Documents, whether as a result of the occurrence of an Event of Default, or otherwise (and on a pro-rata basis to each Lender based on the expenses and indemnified amounts then owed to such Lender) and (vii) seventh, any excess shall be returned to the Borrower. The Borrower hereby acknowledges and agrees that, notwithstanding the foregoing, if at any time NYDIG transfers, assigns or sells any participation in its right to receive Payments hereunder, or under any Loan Schedule, such that more than one Person has any interest or right to any payments from the Borrower, NYDIG and such Person(s) may, among themselves, agree to the specific allocation of Payments made by the Borrower; provided that in the absence of any such agreement, any payments made by the Borrower in respect of fees, expenses, principal and accrued interest shall be apportioned ratably as set forth in the immediately preceding sentence.

(g)	[Reserved].

(h)              Interest Rate Limitation. Each of the Borrower, the Lenders, the Collateral Agent, the Servicer and each of the other Persons from time to time holding part of the Obligations intend this Master Agreement and each other Loan Document to comply in all respects with all provisions of applicable law and not to violate, in any way, any legal limitations on interest charges. Accordingly, if, for any reason, the Borrower is required to pay, or has paid, interest at a rate in excess of the highest rate of interest which may be charged by a Lender or which the Borrower may legally contract to pay under applicable law (the “Maximum Rate”), then the interest rate applicable to such affected Loan and related Obligations shall be deemed to be reduced, automatically and immediately, to the Maximum Rate, and interest payable hereunder and under the applicable Loan Schedule shall be computed and paid at the Maximum Rate and the portion of all prior payments of interest in excess of the Maximum Rate shall be deemed to have been payments in reduction of the outstanding principal of the Loans and applied as partial prepayments.

(i)	Withholding of Taxes; Gross-Up.

(i)                 Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made free and clear and without deduction or withholding for any Taxes, except as required by applicable law. If any applicable Requirement of Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Taxes from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Requirement of Law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary or appropriate so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 3(i)), each Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(ii)              Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Requirement of Law, or at the option of any Lender, timely reimburse it for, Other Taxes.

(iii)            Evidence of Payment. As soon as practicable after any payment in an amount in excess of $1,000,000, individually or in the aggregate, of Taxes by the Borrower to a Governmental Authority pursuant to this Section 3(i), the Borrower shall deliver to the Collateral Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Collateral Agent.

(iv)             Indemnification by the Borrower. The Borrower shall indemnify each Lender, within ten (10) calendar days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3(i)) payable or paid by such Lender or required to be withheld or deducted from a payment to such Lender and any penalties, interests and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by any Lender shall be conclusive absent manifest error.

(v)               Status of Foreign Lenders. (A) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Master Agreement (and from time to time thereafter upon the reasonable request of the Borrower), whichever of the following is applicable:

(1)               in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)	executed copies of IRS Form W-8ECI;

(3)               in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) an affidavit certifying that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (y) executed copies of IRS Form W-8BEN; or

(4)               to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W- 8BEN, a certificate substantially in the form of Exhibit 1 or Exhibit 2 attached hereto, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a certificate substantially in the form of Exhibit 3 attached hereto on behalf of each such direct and indirect partner;

(B)              any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Master Agreement (and from time to time thereafter upon the reasonable request of the Borrower), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower to determine the withholding or deduction required to be made; and

(C)              if a payment made to a Foreign Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Foreign Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Foreign Lender shall deliver to the Borrower at the time or times prescribed by law and at such time or times reasonably requested by the Borrower such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with their obligations under FATCA and to determine that such Foreign Lender has complied with such Foreign Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), “FATCA” shall include any amendments made to FATCA after the date of this Master Agreement.

Each Foreign Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower in writing of its legal inability to do so.

(vi)             Survival. Each party’s obligations under this Section 3(i) shall survive the resignation or replacement of the Servicer or any assignment of rights by, or the replacement of, a Lender, the termination of the commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(j)                Purchase Agreement. If the Collateral Agent shall enter into a purchase agreement, purchase order or other arrangement with a Supplier of any of the Equipment, the Collateral Agent shall be deemed to assign its right (and its obligations, if any) to purchase such Equipment from the Borrower on the Commencement Date for such Equipment. So long as no Event of Default shall have occurred and be continuing, the Collateral Agent shall automatically be deemed to assign to the Borrower all warranties, if any, in the purchase and other agreements with respect to the Equipment. Prior to such Commencement Date, the Collateral Agent will retain (without interference from the Borrower) the right to purchase any or all Equipment in the event (i) the Borrower attempts to cancel or terminate the Loan Schedule for such Equipment, or (ii) if an Event of Default occurs and is continuing. The Borrower hereby acknowledges and agrees that, irrespective of whether the applicable Supplier has entered into an agreement with the Borrower or the Collateral Agent, the amount financed by the Collateral Agent may or may not reflect any discount or other arrangement between the Collateral Agent and such Supplier and any such variation in the cost of such Equipment shall not affect the Payments owed by the Borrower to the Collateral Agent set forth in such Loan Schedule. Nothing herein shall imply that the Collateral Agent sells or provides any Equipment to the Borrower or is otherwise a supplier or vendor thereof or in the stream of commerce for any Equipment. The Borrower hereby acknowledges that the Commencement Date may not be the actual date the Collateral Agent advances a Loan to or for the account of the Borrower. Nothing herein shall imply, and the Borrower shall not assert, that the Collateral Agent is a “merchant” with respect to the Equipment.

(k)              ACA Account. Borrower shall at all times maintain Digital Assets (consisting of Bitcoin and other form of Digital Assets approved by the Collateral Agent in its sole discretion) credited to its ACA Wallet pledged in favor of the Collateral Agent and subject to an ACA Account Agreement (the “Reserve Cryptocurrency”), in an amount equal to not less than the Minimum

Reserve Amount; provided, however, if the Borrower fails to maintain the Minimum Reserve Amount at any time (a “Minimum Reserve Shortfall”), the Borrower shall (x) immediately notify the Collateral Agent of such Minimum Reserve Shortfall, (y) ensure that (A) within five (5) Business Days (or in the case of a Reserve Ramp-Up Period, such longer period described in the definition of Reserve Ramp-Up Period), the Reserve Cryptocurrency is an amount not less than the Minimum Reserve Amount and (B) until there is no longer a Minimum Reserve Shortfall, that one-hundred percent (100%) of the Mined Cryptocurrency is swept into and deposited into and maintained and/or otherwise credited to an ACA Wallet subject to an ACA Account Agreement for the benefit of the Collateral Agent.

(l)                 Mined Cryptocurrency. To the extent this Section 3(l) is indicated to apply with respect to any Loan Schedule:

(i)                 The Borrower shall (both before and after an Event of Default, subject only to the Collateral Agent’s ability to designate an alternative account or wallet for Digital Assets) immediately deposit or cause to be deposited all Mined Cryptocurrency into the applicable ACA Wallet.

(ii)              For the avoidance of doubt, the Borrower may sell, trade, pledge, hypothecate and otherwise dispose of any of its assets other than the Collateral, including, without limitation, all Unencumbered Mined Cryptocurrency, in the ordinary course of its business and consistent with past business practices, and none of the Collateral Agent, any Lender, the Servicer or any of their respective Affiliates shall have any right, title or interest in, to or under any such assets or any proceeds or derivatives thereof.

(iii)            At any time an Event of Default has occurred and is continuing, (i) the Borrower shall immediately deposit or cause to be deposited all Default Period Mined Cryptocurrency in an ACA Wallet, or in such other accounts or wallets as the Collateral Agent may designate to from time to time (in the Collateral Agent’s sole and absolute discretion) and (ii) all rights of the Borrower pursuant to Subsection 3(l)(iv) below will immediately cease, without any requirement for any notice from any Lender or the Collateral Agent, and the Borrower may not (or permit any of its Subsidiaries or Affiliates to) Dispose of any Mined Cryptocurrency (other than Unencumbered Mined Cryptocurrency) or Reserve Cryptocurrency of the Borrower without the Collateral Agent’s prior written consent, which consent may be withheld in the Collateral Agent’s sole and absolute discretion.

(iv)             Unless a Minimum Reserve Shortfall, a Default or an Event of Default is existing and continuing, and subject to Section 3(k) above and Section 8(d) below, the Borrower may sell, trade and otherwise dispose of any Mined Cryptocurrency from the Equipment in the ordinary course, on arms-length terms and for an amount in Dollars not less than the prevailing market rate for such Mined Cryptocurrency as of the applicable date.

(v)               Unless otherwise agreed by the Servicer, acting at the direction of the Lenders, the Equipment shall only be used to mine Bitcoin and Mined Cryptocurrency for the account of the Borrower. If any Mined Cryptocurrency is not deposited into an ACA Wallet for any reason, the Borrower (or any of its applicable Subsidiaries or Affiliates) shall segregate and hold in trust on behalf of the Collateral Agent such Mined Cryptocurrency, and shall deposit such

Mined Cryptocurrency into an ACA Wallet or otherwise deliver them to the Collateral Agent as promptly as possible and in a manner reasonably acceptable to the Collateral Agent.

(vi)             Subject to Section 3(l)(ii) and (iv) above, all Mined Cryptocurrency (other than Unencumbered Mined Cryptocurrency), shall at all times be kept stored in an ACA Wallet, or in such other accounts or wallets as the Collateral Agent may consent to from time to time (in the Collateral Agent’s sole and absolute discretion).

(m)            Upfront Fee; Other Fees. On each Commencement Date, the Borrower shall pay to the Servicer, for the account of each Lender on a ratable basis, an upfront fee (the “Upfront Fee”), in an amount equal to the percentage identified in the applicable Loan Schedule, of the Loan Amount set forth in such Loan Schedule. The Borrower also agrees to pay to the Services or any Lender any other fees identified in and agreed upon pursuant to any Loan Schedule or as otherwise mutually agreed in writing by the Borrower and such Lender.

(n)              Insufficiency of Funds. If the funds on deposit in an ACA Account are insufficient to pay any amounts otherwise due and payable on a Payment Date or otherwise, the Borrower nevertheless shall remain responsible for, and shall pay when due, all Loans and other amounts and Obligations from time to time due and payable under this Master Agreement and the other Loan Documents in accordance with the terms of this Master Agreement and the other Loan Documents, together with interest accrued as set forth in Section 3(c) from the date when due until paid hereunder.

4.	CONDITIONS TO CLOSING.

(a)               Conditions Precedent to the Effectiveness of the Master Agreement. The effectiveness of this Master Agreement is subject to the satisfaction of each of the following conditions precedent, as determined by the Servicer in its sole and absolute discretion:

(i)                 Loan Documents. This Master Agreement and each other Loan Document (required to be executed and delivered on the Closing Date) shall have been duly executed and delivered by each party thereto, and be in full force and effect, and the Borrower shall have executed and delivered such Loan Documents as the Servicer may require in connection with the transactions contemplated hereby.

(ii)              Financial Statements. The Servicer shall have received (A) audited consolidated financial statements of Parent for the 2020 and 2021 fiscal years, (B) management prepared unaudited interim preliminary consolidated financial statements of Parent reflecting projections, which have been prepared in good faith based on assumptions that were reasonable at the time such projections were made and furnished, for Parent’s financial forecast for the 2022 fiscal year and (C) unaudited item consolidated financial statements of Parent for each fiscal quarter ended after the date of the latest applicable financial statements required to be delivered pursuant to subclause (A) of this paragraph as to which such financial statements are available, and such financial statements shall not, in the reasonable judgment of the Servicer, reflect any material adverse change in the consolidated financial condition of Parent, as reflected in the audited, consolidated financial statements described in subclause (A) of this paragraph.

(iii)            Certificates and Authorizations. The Servicer shall have received (i) a certificate of the Borrower, dated the Closing Date and executed by an Authorized Officer, which shall (A) certify the resolutions of its board of directors (or other governing body) authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the officers of the Borrower authorized to sign the Loan Documents to which it is a party, and (C) contain appropriate attachments, including the charter, articles or certificate of organization or incorporation of the Borrower certified by the relevant authority of the jurisdiction of organization of the Borrower and a true and correct copy of its bylaws, operating agreement, partnership agreement, or other organizational or governing documents, and (ii) a good standing certificate, compliance certificate, certificate of attestation or any other equivalent thereof, for the Borrower from its jurisdiction of organization, and each other jurisdiction where it is required to be qualified to do business.

(iv)             Solvency. The Servicer shall have received a solvency certificate signed by a Financial Officer dated the Closing Date in form and substance reasonably satisfactory to the Servicer.

(v)               Lien Searches. The Servicer shall have received (at the Borrower’s sole expense), UCC, PPSA, federal and state tax, litigation and bankruptcy search reports on the Borrower, in each case acceptable to the Servicer and performed in (A) each jurisdiction where the Borrower (1) is organized, (2) is authorized to do business or (3) maintains any Collateral and

(B) each filing office in which a financing statement in favor of the Collateral Agent has been or will be filed or recorded to perfect the security interests granted to the Collateral Agent in this Master Agreement, which search reports must show no other Liens other than Permitted Encumbrances.

(vi)             Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code or PPSA financing statements) required by the Loan Documents or under law or reasonably requested by the Collateral Agent to be filed, registered or recorded in order to create and perfect a first priority Lien in favor of (x) the Collateral Agent against the Borrower in the Collateral and any Specified Collateral as of the Closing Date, and (y) the Borrower against Parent (and any other applicable Subsidiary or Affiliate) in any Collateral or Specified Collateral sold to the Borrower pursuant to an Affiliate Sale Agreement, in each case prior and superior in right to any other Person (other than as otherwise permitted hereunder), shall have been filed (and in the case of clause (y), assigned to the Collateral Agent), and remain of record or be in proper form for filing, registration or recordation.

(vii)          Insurance. (A) The Borrower shall have delivered to the Servicer evidence satisfactory to the Servicer that all insurance required by the terms of this Master Agreement and the other Loan Documents is in full force and effect; and (B) the Collateral Agent shall have received endorsements naming the Collateral Agent as an additional insured and lenders loss payee, as applicable, under all insurance policies to be maintained with respect to the Collateral.

(viii)        Payment of Fees and Expenses. The Borrower shall have paid (or shall have made arrangements to pay on the Closing Date out of the proceeds of any Loan advanced on the Closing Date if the Servicer shall consent thereto) the Upfront Fee and all of the Collateral Agent’s, the Servicer’s and the Lenders’ costs and expenses required to be paid by the Borrower pursuant to Section 10(d), if any.

(ix)             Material Adverse Effect. Since the receipt of Parent’s audited financial statements for the period ending December 31, 2021, no event, condition, or change in circumstance shall have occurred, whether or not under the control of either or both of the Servicer and the Borrower, that could either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (which condition shall be certified by the Borrower in writing).

(x)               Pay-off Letter; Lien Releases. Solely in the case of the Closing Date, to the extent required by the Collateral Agent as communicated to Borrower prior the Closing Date and, on each Commencement Date thereafter, each Lender shall have received satisfactory pay-off letters and any other release of termination documentation, confirming that all existing Indebtedness required to be repaid and all Liens upon (x) any of the property of the Borrower constituting Collateral and (y) any of the Equity Interests of the Borrower, in each case, will be terminated concurrently with such payment (together with documentation satisfactory to the Servicer evidencing such termination of liens); provided, that, such pay-off letters and any other release or termination documentation shall evidence in reasonably sufficient detail the full payment of any and all obligations thereunder, termination of any unfunded commitments, release of any liens and termination of any security interests (including any statutory liens, trust, and other claims including employee source deductions, taxes, and any amounts that would rank in priority to the first charge to be granted to the Collateral Agent as set forth herein and in the other Loan Documents), in each case, that are active and related to the Borrower.

(xi)             Bill(s) of Sale. The Servicer shall have received one or more bills of sale, each in form and substance satisfactory to the Servicer in its sole discretion and certified as true and correct copies thereof by the Borrower, executed by the applicable seller of the Equipment and the Borrower, as buyer, evidencing the purchase by the Borrower of all right, title and interest in and to the Equipment, free and clear of any liens or encumbrances.

(xii)          Acceptable Lien Waivers. The Collateral Agent shall have received evidence that all Collateral will be located, stored, hosted, garaged or otherwise used on Approved Real Property.

(xiii)        KYC AML Requirements, Etc. The Servicer shall have received, (A)(1) at least five (5) calendar days prior to the Closing Date, all documentation and other information regarding the Borrower requested in connection with applicable “know your customer” requirements and AML Laws, to the extent requested in writing at least ten (10) calendar days prior to the Closing Date, and (2) a properly completed and signed IRS Form W 8 or W 9, as applicable, for the Borrower, and (B) the Servicer shall have received, to the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to the Borrower at least five (5) calendar days prior to the Closing Date, to the extent requested in writing at least ten (10) calendar days prior to the Closing Date.

(xiv)         Due Diligence; Credit Approvals and Background Checks. The Servicer shall be satisfied in its sole and absolute discretion with (i) the results of all business, financial,

environmental and legal due diligence, (ii) the corporate structure, capital structure, material contracts and charter, operating agreement and any governing documents of the Borrower and its Affiliates and (iii) the results of any background and reference checks requested or otherwise performed by or on behalf of the Collateral Agent, the Servicer and the Lenders; provided, that, in respect of immediately preceding sub-clause (iii), the Borrower hereby expressly agrees and consents to execute (or to cause any of its Affiliates to execute) any document necessary or desirable to prompt or otherwise in relation to any such background and reference checks. The Servicer shall have received approvals from the NYDIG Investment and Credit Committees. The Servicer shall have inspected the Equipment and, if applicable, Replacement Equipment for such Equipment, and all equipment records at the Borrower’s facilities and be satisfied in its sole and absolute discretion with the results thereof.

(xv)           Other Documents. The Borrower shall (a) have complied with all other closing conditions and (b) provide the Collateral Agent and any requesting Secured Party with all other documents and items reasonably requested in connection with a Loan.

(b)              Conditions Precedent to Each Loan. Each Lender’s agreement to provide Loan(s) under any Loan Schedule, without duplication of deliveries addressed pursuant to the preceding clause (a) with respect to any Loan on the Closing Date, shall be subject to the satisfaction of the following conditions precedent, as determined by the Servicer in its sole and absolute discretion:

(i)                 Loan Documents. The applicable Loan Schedule, together with any other Loan Documents required to be executed in connection therewith, shall have been duly executed and delivered by each party thereto, and be in full force and effect, and the Borrower shall have executed and delivered such other documents as the Collateral Agent, the Servicer, or a Lender may require in connection with the transactions contemplated in the Loan Documents.

(ii)	No Default. No Default or Event of Default shall have occurred and then be continuing.

(iii)	Representations and Warranties. All representations and warranties of the

Borrower set forth in this Master Agreement and the other Loan Documents, as applicable, shall as of the day of the Loan Schedule corresponding to such request for a Loan, (except for such representations which expressly refer to an earlier date, in which case such representations shall be deemed true as of such date) be true and correct in all material respects (unless qualified by materiality or Material Adverse Effect, in which case it shall be true and correct in all respects).

(iv)             Material Adverse Effect. Since the receipt by the Servicer of Parent’s audited financial statements for the period ending December 31, 2021, no event, condition, or change in circumstance shall have occurred, whether or not under the control of either or both of the Servicer and the Borrower, that could, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v)               Payment of Upfront Fee and Expenses. The Borrower shall have paid (or shall have made arrangements to pay on the date of the applicable Loan Schedule out of the proceeds of the Loan advanced under such Loan Schedule if the Servicer shall consent thereto)

(A) the Upfront Fee set forth on the applicable Loan Schedule with respect to such Loan, which shall be fully earned and non-refundable on the Commencement Date and (B) all of the Collateral

Agent’s, the Servicer’s, and each Lender’s costs and expenses, if any, required to be paid as of such date by the Borrower pursuant to Section 10(d).

(vi)             Appraisal. If required by the Collateral Agent, the Collateral Agent shall have received an appraisal of the Equipment desired to be financed with the proceeds of the Loan under the applicable Loan Schedule, and the results of such appraisal shall be satisfactory to the Collateral Agent in its sole and absolute discretion. The costs of any such appraisal shall be borne solely by the Borrower.

(vii)          Acceptable Lien Waivers. The Collateral Agent shall have received evidence that all Collateral will be located, stored, hosted, garaged or otherwise used on Approved Real Property, and each Collateral Owner shall have delivered to Collateral Agent all Real Property Approval Request Certifications and Acceptable Lien Waivers required in respect of such Approved Real Property pursuant to Section 7(o)(i), unless an Acceptable Lien Waiver that continues to be in full force and effect, together with Real Property Approval Request Certifications that continue to be true, correct and complete in all respects, was previously delivered in respect of each Non-Subordinated Property Interest relating to the Subject Real Property and covering the applicable Collateral in reasonably sufficient detail.

(viii)        Legal Opinions. If specified in the applicable Loan Schedule with respect to any Loan, the Collateral Agent, the Servicer and each applicable Lender shall have received one or more legal opinions from counsel to the Borrower, which shall cover (a) customary corporate matters, (b) enforceability of this Master Agreement and the other Loan Documents against the Borrower and (c) such other matters as the Collateral Agent, the Servicer or a Lender may deem reasonable or advisable.

(ix)             Filings, Registrations and Recordings. To the extent not previously filed pursuant to Section 4(a)(vi), each document (including any Uniform Commercial Code or PPSA financing statements) required by the Loan Documents or under law or reasonably requested by the Collateral Agent to be filed, registered or recorded in order to create and perfect a first priority Lien in favor of (x) the Collateral Agent against the Borrower in the Specified Collateral under such Loan Schedule, and (y) the Borrower against Parent (and any other applicable Subsidiary or Affiliate) in any Specified Collateral sold to the Borrower pursuant to an Affiliate Sale Agreement, in each case prior and superior in right to any other Person (other than as otherwise permitted hereunder), shall have been filed (and in the case of clause (y), assigned to the Collateral Agent), and remain of record or be in proper form for filing, registration or recordation.

(x)               Bill(s) of Sale; Supplier Contracts; Affiliate Sale Agreement(s); No Interest Letter(s). The Collateral Agent shall have received (x) the applicable Supplier Contract(s) and, if applicable, Affiliate Sale Agreement(s) and one or more bills of sale, commercial invoices, bills of lading or other similar documentation, each in form and substance satisfactory to the Collateral Agent in its sole discretion and certified as true and correct copies thereof by the Borrower, executed by the applicable seller of the Equipment and the Borrower and/or Parent (and/or any other applicable Subsidiary or Affiliate) as the case may be, as buyer, evidencing the ultimate purchase by the Borrower and/or Parent (or any other applicable Subsidiary or Affiliate) of all right, title and interest in and to the Equipment, free and clear of any liens or encumbrances and

(y) a No Interest Letter, to the extent available from the related Supplier and subject to Section 7(f)(iii) below, if any, in respect of the Equipment to be financed pursuant to such Loan Schedule.

(xi)             ACA Account Agreement. To the extent required under the applicable Loan Schedule, (A) the Borrower shall have provided the Collateral Agent with view-only account access to each ACA Account and (B) the Collateral Agent, the Borrower and a securities intermediary or financial institution, as applicable, shall have entered into an ACA Account Agreement reasonably satisfactory to the Collateral Agent with respect to each ACA Account, including, without limitation, the ACA Account Agreement.

(xii)          ACA Wallet Agreement. To the extent required under the applicable Loan Schedule, (A) the Borrower shall have provided the Collateral Agent with view-only account access to each ACA Wallet and (B) the Collateral Agent, the Borrower and Wallet Custodian shall have entered into an ACA Wallet Agreement reasonably satisfactory to the Collateral Agent with respect to the applicable ACA Wallet.

(xiii)        Insurance. To the extent not previously delivered pursuant to Section 4(a) with respect to any Collateral under the applicable Loan Schedule, (A) the Borrower shall have delivered to the Servicer evidence satisfactory to the Servicer that all insurance required by the terms of this Master Agreement and the other Loan Documents is in full force and effect; and (B) the Collateral Agent shall have received endorsements naming the Collateral Agent as an additional insured and lenders loss payee, as applicable, under all insurance policies to be maintained with respect to the Collateral.

(xiv)         Lender Approvals. Each Lender, the Servicer and the Collateral Agent shall have received, and be satisfied in its sole discretion, with the evidence provided indicating that all business, financial, credit, environmental, legal, compliance, background checks and other internal approvals in connection with the Loans, the Loan Documents and the Borrower.

(xv)           Other Documents. The Borrower shall have complied with all other closing conditions and shall provide each Lender, the Servicer and the Collateral Agent with all other documents and items, in each case as a Lender, the Servicer or the Collateral Agent may reasonably request.

5.	SECURITY INTEREST; COLLATERAL MATTERS.

(a)               As security for the due payment and performance of the Borrower’s Obligations under the Loan Documents, the Borrower hereby pledges, assigns and grants to the Collateral Agent, for the benefit of the Secured Parties, a first priority security interest in all of its right, title and interest in and to the following, whether now owned by or owing to, or hereafter acquired by or arising in favor of the Borrower and wherever located (collectively, the “Collateral”): (i) all Equipment and, if applicable, any Replacement Equipment for such Equipment; and (ii) to the extent arising from or solely relating to any Equipment or any Replacement Equipment described in subclause (i) or its operation, (a) all Chattel Paper; (b) all Documents; (c) all Accounts; (d) all Fixtures; (e) all General Intangibles (excluding Intellectual Property and IP Ancillary Rights (but, for the avoidance of doubt, including any Collateral Cryptocurrency derived from the use of any Equipment that utilizes any Intellectual Property and IP Ancillary Rights); (f) all Instruments; (g) all Investment Property; (h) all cash or cash equivalents; (i) each ACA Account; (j) Commercial

Tort Claims; (k) all Collateral Cryptocurrency (including, without limitation and without duplication, any Mined Cryptocurrency (other than Unencumbered Mined Cryptocurrency) and all Reserve Cryptocurrency and all related Digital Asset wallets or wallet accounts and other Digital Asset accounts, including, without limitation, each ACA Wallet and any Bitcoin, Dollars and other assets credited thereto, and general intangibles related to any of the foregoing); (l) all property of the Borrower in the possession of the Collateral Agent or the Lenders; (m) all Money; (n) all accessions to, substitutions for and replacements, insurance proceeds and products of the foregoing, together with all books and records, customer lists, credit files, computer files, programs, printouts and other computer materials and records related to any of the foregoing and any General Intangibles at any time evidencing or relating to any of the foregoing; (o) without limiting the generality of the foregoing subclauses (i) through (n), all agreements, contracts, warranties, invoices, purchase orders and other agreement, instruments and documents with the Supplier of the Equipment or service provider with respect thereto (including under any Supplier Contract or any Acknowledgment of Rights Agreement in connection with any Supplier Contract); and (p) all proceeds, products, rents, offspring, or profits of any and all of the foregoing; provided, however, that notwithstanding the foregoing, with respect to the application of proceeds of any Collateral constituting Specified Collateral in which a security interest is granted under any Loan Schedule, the Borrower, the Collateral Agent and each Lender each hereby agree that any proceeds of Specified Collateral shall first be applied to the Specified Loan in accordance with Section 3 above. Title to the Collateral shall at all times be either in the Borrower’s name, subject to the security interest of the Collateral Agent, or in the name of the Collateral Agent and any certificate of title for the applicable Collateral (to the extent applicable) shall designate the Borrower as owner and the Collateral Agent, as lien holder.

(b)	Authorization to File UCC and PPSA Financing Statements; Control.

(i)                 Authorization to File UCC and PPSA Financing Statements and RH Requisition Form. The Borrower hereby authorizes the Collateral Agent to file, and if requested will deliver to the Collateral Agent, all financing statements and other documents and take such other actions as may from time to time be requested by the Collateral Agent in order to maintain a first priority perfected security interest in and, if applicable, Control (as hereinafter defined) of, the Collateral and all “Specified Collateral”. Any financing statement filed by the Collateral Agent may be filed in any filing office in any UCC and/or PPSA jurisdiction and may (A) indicate the collateral by any description which reasonably approximates the description of the Collateral contained in this Master Agreement or the description of any Specified Collateral contained in any Loan Schedule, as applicable, and (B) contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (1) whether the Borrower is an organization, the type of organization (and any organization identification number issued to the Borrower), and (2) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. The Borrower further authorizes the Collateral Agent to file financing statement assignments and to act as secured party of record with respect to any UCC or PPSA financing statement or any RH Requisition Form filed to perfect the security interest of the Borrower, as buyer, in the “Equipment” and “Purchased Equipment Assets” under the Affiliate Sale Agreements. The Borrower also agrees to furnish any such information described in the foregoing sentences to the Collateral Agent promptly upon request. The Borrower also ratifies its authorization for the Collateral Agent to have filed in any UCC jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

(ii)              Perfection by Control. Upon the Collateral Agent’s request therefor, the Borrower shall take all steps necessary or desirable to grant the Collateral Agent Control, and to ensure that the Collateral Agent retains such Control, of all Collateral (including, without limitation, any Collateral in an ACA Wallet) as to which Control thereof is necessary or desirable under the UCC or PPSA, or as the Collateral Agent may determine necessary or desirable, to ensure that the Collateral Agent retains a first perfected Lien over any such Collateral (subject only to Permitted Encumbrances).

As used in this Section 5(b), “Control” shall have the meaning set forth in the applicable UCC or PPSA.

(c)	[Reserved].

(d)              Casualty Event. The Borrower shall bear the entire risk of loss, theft, damage to or destruction of the Equipment and other Collateral in connection with any Casualty Event, from any cause whatsoever. No Casualty Event shall relieve the Borrower from making any Payment or any other obligations hereunder.

(e)               Use of Equipment; Quiet Possession. Provided that no Event of Default has occurred and is continuing, the Borrower shall have quiet possession of the Equipment during the Term of the applicable Loan. The Equipment shall not constitute, and each Collateral Owner shall ensure that the same do not constitute, real property or fixtures, and the parties agree that the Equipment is and shall be removable from, and is not essential to, the premises where the Equipment is located. Each Collateral Owner shall (i) have a valid and effective legal right to move, store, host, garage or otherwise use any Equipment on any real property pursuant to an Occupancy Agreement and in compliance with applicable law, and in furtherance of the foregoing, all such real property shall constitute Approved Real Property in accordance with the terms and requirements of Section 7(o), in each case prior to moving, storing, hosting, garaging or otherwise using any Equipment thereon, and (ii) use its reasonable best efforts to prevent or otherwise deter any third-party from (x) alleging or otherwise pursuing any claim that such third party has any security interests in, or liens on, any Equipment located, stored, hosted, garaged or otherwise used on any real property and/or (y) discarding or otherwise removing any Collateral from any real property, including, without limitation, due to any purported release or termination of any interest(s) in any applicable real property and/or the applicable Collateral.

(f)                Acceptable Lien Waiver. Without in any way limiting the generality of Section 7(o), each Collateral Owner shall obtain a duly executed Acceptable Lien Waiver from all persons holding a Non-Subordinated Property Interest in any real property upon which any Collateral is located, stored, hosted, garaged or otherwise used.

(g)               DISCLAIMER OF WARRANTIES; LIMITATION OF LIABILITY. THE BORROWER HEREBY ACKNOWLEDGES AND AGREES THAT THE EQUIPMENT IS FINANCED “AS IS”, “WHERE IS”, AND “WITH ALL FAULTS” AND, IRRESPECTIVE OF WHETHER THE BORROWER IS ACQUIRING THE EQUIPMENT DIRECTLY FROM A SUPPLIER OR FROM ANY LENDER: (i) EACH LENDER DOES NOT MAKE AND HEREBY DISCLAIMS ANY AND ALL WARRANTIES EITHER EXPRESSED OR IMPLIED AS TO THE CONDITION OF THE EQUIPMENT, ITS MERCHANTABILITY, FITNESS OR SUITABILITY FOR ANY PARTICULAR PURPOSE, ITS DESIGN, CONDITION, CAPACITY, DURABILITY, QUALITY OF MATERIAL, OPERATION OR WORKMANSHIP, CONFORMITY OF ANY DESCRIPTION OR PATENT, TRADEMARK OR COPYRIGHT, OR OTHERWISE WITH RESPECT TO ANY CHARACTERISTICS OF THE EQUIPMENT WHATSOEVER; (ii) EACH LENDER IS NOT THE MANUFACTURER OR SUPPLIER OF THE EQUIPMENT NOR THE MANUFACTURER’S OR SUPPLIER’S AGENT AND NO SUCH PERSON IS SUCH LENDER’S AGENT FOR ANY PURPOSE; (iii) EACH LENDER IS NOT RESPONSIBLE FOR ANY REPAIRS OR SERVICE TO ANY EQUIPMENT, DEFECTS THEREIN OR FAILURES IN THE OPERATION THEREOF OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH ANY SUCH EQUIPMENT, DEFECTS, OR FAILURES; AND (iv) THE BORROWER HAS SELECTED EACH ITEM OF EQUIPMENT BASED ON ITS OWN JUDGMENT AND EXPRESSLY DISCLAIMS ANY RELIANCE UPON ANY STATEMENTS OR REPRESENTATIONS MADE BY ANY LENDER.

6.                  REPRESENTATIONS AND WARRANTIES. The Borrower represents and warrants to the Collateral Agent, the Servicer and each Lender as of the Closing Date, as of each Commencement Date and as of the date of each Loan Schedule that:

(a)               Organization; Powers. The Borrower is a corporation duly existing and in good standing under the laws of the Province of Québec, Canada and qualified to do business wherever necessary to carry on its present business and operations and to own its property; the Borrower has full corporate power and authority to enter into this Master Agreement and the other Loan Documents, to incur each Loan and grant Liens hereunder, and to perform its obligations under this Master Agreement and the other Loan Documents.

(b)              Authorization; No Conflicts; Enforceability. Each Loan Document, when entered into has been duly executed and authorized, requires no further approval of its board of directors (or other governing body) or other third party approval of, or the giving of notice to, any Governmental Authority and does not contravene any Requirement of Law, or any agreement, indenture, or other instrument to which the Borrower or any of its Subsidiaries and/or Affiliates are party or by which it may be bound and constitutes a legal, valid, and binding obligation of the Borrower enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally). The transactions contemplated by this Master Agreement, and the transactions contemplated by any Loan Schedule when entered into, do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Loan Documents.

(c)               Liens. The provisions of this Master Agreement create legal and valid Liens on and security interests in all of the Collateral in favor of the Collateral Agent, for the benefit of the Secured Parties, the provisions of each Loan Schedule create legal and valid Liens on and security interests in all of the Collateral set forth therein in favor of the Collateral Agent, for the benefit of the Secured Parties, and such Liens and security interests constitute perfected and continuing Liens on and security interests in the Collateral, securing the Obligations, enforceable against the Borrower and all third parties, and having priority over all other Liens on the Collateral (subject to Permitted Encumbrances).

(d)              Payment for Equipment. As of the Commencement Date of any Loan, the Borrower has paid or caused to be paid an amount equal to the percentage or amount identified in the applicable Loan Schedule as the “Down Payment” amount, of the purchase price of each such applicable item of Equipment to the Supplier.

(e)               Compliance With Laws; Sanctions. Except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, the Borrower and each Subsidiary is in compliance with (i) each Requirement of Law applicable to it or its property and (ii) all indentures, agreements and other instruments binding upon it or its property. Any Person who Controls the Borrower is not a Sanctioned Person or subject to any Sanctions and the Borrower and, to the knowledge of the Borrower, each director, officer, employee and agent thereof is in compliance with all applicable Sanctions, Anti-Corruption Laws and AML Laws (including, without limitation, any federal regulations to prevent money laundering) and neither the Borrower nor, to the knowledge of the Borrower, is any director, officer, employee or agent of the Borrower (A) the subject of any Sanctions, or (B) located, organized or resident in a country or territory that is, or whose government is, the subject of any Sanctions.

(f)                Litigation. There are no pending or threatened actions or proceedings against or affecting the Borrower before any arbitrator or Governmental Authority as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(g)               Solvency. The Borrower is Solvent and has the ability to pay the Borrower’s debts when they come due and the Borrower is not contemplating and has not contemplated relief under any bankruptcy laws or other similar laws for the relief of debtors. No transfer of property is being made by the Borrower and no obligation is being incurred by the Borrower in connection with the transactions contemplated by this Master Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of the Borrower.

(h)              Financial Statements. All of the Parent’s financial statements and other information heretofore given and hereafter to be given to the Servicer, the Collateral Agent or any Lender (including all financial statements of Parent) are and will be true and complete in all material respects as of their respective dates, and fairly represent and will fairly represent the Borrower’s financial condition, and show all material Indebtedness and other liabilities (including, without limitation, liabilities for taxes, long-term leases and other unusual forward or long-term commitments), direct or contingent, of such Person and its Subsidiaries as of the date thereof. Since December 31, 2021, no event, condition, or change in circumstance, either individually or in the aggregate, has occurred that has or could reasonably be expected to have a Material Adverse Effect on the Borrower’s financial condition reflected therein after the respective date thereof upon delivery to the Servicer, the Collateral Agent or a Lender.

(i)                 Taxes. The Borrower has timely filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary of the Borrower, as applicable, has set aside on its books adequate reserves. No tax Liens have been filed and no claims are being asserted with respect to any such taxes.

(j)                Use of Proceeds. The proceeds of each Loan have been used and will be used, whether directly or indirectly as set forth in Section 7(i).

(k)	Disclosure.

(i)                 The Borrower has disclosed to each Lender all agreements, instruments and corporate or other restrictions to which the Borrower is directly or indirectly subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Borrower to each Lender in connection with the negotiation of this Master Agreement or any other Loan Document (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)              As of the Closing Date, the information included in the Beneficial Ownership Certification provided on or prior to the Closing Date to each Lender in connection with this Master Agreement is true and correct.

(iii)            Schedule 6(k)(iii) attached hereto shall set forth a list of all Material Indebtedness of the Borrower and, such Material Indebtedness, together with all material contracts to which the Borrower is a party, shall be in full force and effect, all conditions precedent thereunder shall have been satisfied or waived, the Borrower is not in breach thereunder and is not aware of any breach thereunder, except for any such matter that has not had and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(l)                 No Reliance. The Borrower hereby acknowledges that each Lender has not made any representation or warranty as to the legal, accounting or tax characterization or effect of any Loan Schedule or any financing contemplated hereby. The Borrower has consulted its own advisors with respect to such matters.

(m)            Location of Collateral. Each Item of Equipment shall at all times be kept or stored at the location set forth on the applicable Loan Schedule with respect to such Item of Equipment, or at such other locations as the Collateral Agent may consent to from time to time, which consent may be withheld in the Collateral Agent’s sole and absolute discretion.

(n)              Investment Company Act. Neither the Borrower nor any of their Subsidiaries is or is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as such terms are defined in the Investment Company Act. The Borrower is not subject to regulation under any law that limits the ability to incur debt or which may otherwise render all or any portion of the Obligations under the Loan Documents unenforceable.

(o)               Canadian Pension Plan. Each Canadian Pension Plan is duly registered under all applicable Canadian federal or provincial pension benefits standards legislation except to the extent that would not reasonably be expected to result in a Material Adverse Effect. All material obligations of the Borrower required to be performed in connection with the Canadian Pension Plans or the funding agreements therefor have been performed in a timely fashion and there are no outstanding disputes concerning the assets held in the Canadian Pension Plan pursuant to any such funding agreement except to the extent that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All material reports and disclosures relating to the Canadian Defined Benefit Plans required by any applicable Laws have been filed or distributed in a timely fashion except to the extent that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No Canadian Pension Termination Event has occurred or is expected to occur except to the extent that any such Canadian Pension Termination Event would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No statutory deemed trust or lien has arisen or been imposed on the Borrower or its property in connection with any Canadian Pension Plan or in connection with any payment to be made to any Canadian Pension Plan (excluding any inchoate liens for amounts required to be remitted but not yet due in respect of any Canadian Pension Plan) except to the extent that would not reasonably be expected result in a Material Adverse Effect.

(p)              Borrower IP. The use of any Borrower IP by or on behalf of the Collateral Agent and/or any other Secured Party, in accordance with and pursuant to the license grant set forth below in Section 9(e) of this Master Agreement, does not and will not infringe upon, misappropriate and/or violate the Intellectual Property or IP Ancillary Rights of any Person.

All representations and warranties contained herein shall be continuing in nature and in effect at all times prior to the Borrower satisfying all of their Obligations, including any obligations to each Lender under each Loan Schedule, this Master Agreement and/or any other Loan Documents.

7.                  AFFIRMATIVE COVENANTS. Until all of the Obligations shall have been paid and satisfied in full, the Borrower covenants and agrees with the Collateral Agent, the Servicer and each Lender from time to time party hereto that:

(a)               Financial Statements and Reporting. The Borrower shall furnish (or cause to be furnished, as applicable) to the Servicer:

(i)                 as soon as available, and in any event within ninety (90) calendar days after the end of the last day of each fiscal year of Parent, Parent’s audited consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by independent public accountants acceptable to the Servicer (without a “going concern” or like qualification, commentary or exception, and without any qualification or exception as to the scope of such audit), to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of Parent’s and its consolidated Subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards consistently applied;

(ii)              as soon as available, and in any event within forty-seven (47) calendar days after the end of the last day of each of the first three fiscal quarters of Parent, Parent’s consolidated balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of such fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer as presenting fairly in all material respects the financial condition and results of operations of Parent and its consolidated Subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, and certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto;

(iii)	[Reserved].

(iv)             prompt notice by email of (x) each payment under a Supplier Contract (including furnishing evidence satisfactory to the Servicer of such payment), and (y) the receipt by the Borrower of a given date for delivery of each item of Equipment; and

(v)               promptly after demand therefor, such other information as the Servicer or any Lender may reasonably request from time to time, including without limitation other financial statements and information pertaining to the Borrower.

Documents required to be delivered pursuant to Section 7(a)(i), (ii) and (v) (to the extent any such documents are included in materials otherwise filed with the U.S. Securities and Exchange Commission) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date on which such materials are publicly available as posted on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR); provided that: (A) upon written request by any Lender to the Borrower, the Borrower shall deliver paper copies of such documents to such Lender until a written request to cease delivering paper copies is given by such Lender and (B) the Borrower shall notify each Lender (by electronic mail or facsimile) of the posting of any such documents and, if requested by any Lender, provide to such Lender by electronic mail electronic versions (i.e., soft copies) of such documents. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, delivery shall be deemed to not have occurred until a new or corrected electronic mail address has been provided, and such attempted electronic delivery shall be ineffective and deemed to not have been delivered.

(b)              Notice of Material Events. The Borrower will furnish to the Servicer prompt (but in any event within two (2) Business Days thereafter unless a shorter or different time period is specified below) written notice of the following:

(i)	the occurrence of any Default or Event of Default;

(ii)              receipt of any notice of any investigation by a Governmental Authority or any litigation or proceeding commenced or threatened against the Borrower that (A) seeks damages in excess of $500,000, (B) seeks injunctive relief, (C) alleges criminal misconduct by the Borrower or any Subsidiary thereof, (D) alleges the violation of, or seeks to impose remedies under the Securities Act of 1933, the Exchange Act, the Investment Company Act, any applicable Environmental Law or other related Requirement of Law, or seeks to impose Environmental Liability, (E) asserts liability on the part of the Borrower or any Subsidiary in excess of $500,000 in respect of any tax, fee, assessment, or other governmental charge, or (F) involves any product recall;

(iii)            any material change in accounting or financial reporting practices by the Borrower or Parent;

(iv)             any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect;

(v)               immediately, and in any event, within one (1) day after the occurrence of such event, after the Borrower learns of any Casualty Event with respect to the Equipment or any other event that has disrupted or prevented the continuous mining of Digital Assets from the Equipment, including, without limitation, any loss of electricity, loss of internet connection, software issues, or viruses, notify the Collateral Agent and each Lender in writing with reasonable detail of such event and provide the Collateral Agent and each Lender with the Borrower’s proposed course of action to recommence the mining of Digital Assets;

(vi)             any change in the information provided in the Beneficial Ownership Certification delivered to the Servicer or any Lender that would result in a change to the list of beneficial owners identified in such certification;

(vii)          any notices of default a Collateral Owner shall send or receive under any Occupancy Agreement; and

(viii)        (x) any incurrence of any Material Indebtedness or Liens on the Collateral (other than the Obligations) or any other property of the Borrower in with a fair market value or book value in excess of $1,000,000 or (y) any default or event of default under any contract, agreement or instrument governing the Indebtedness and/or Liens described in immediately preceding sub-clause (x).

Each notice delivered under this Section 7(b) shall be (i) in writing, and (ii) accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

(c)               Existence; Conduct of Business. The Borrower will do or cause to be done all things necessary or desirable to preserve, renew and keep in full force and effect its and all of its Subsidiaries’ legal existence and the rights, qualifications, licenses, permits, franchises, governmental authorizations, intellectual property rights, licenses and permits material to the conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted.

(d)              Payment of Obligations. The Borrower will pay (and cause its Subsidiaries and Affiliates to pay) or discharge all Indebtedness and all other material liabilities and obligations, including Taxes, before the same shall become delinquent or in default, except where (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, (ii) the Borrower (or the applicable Subsidiary or Affiliate) has set aside on its books adequate reserves with respect thereto in accordance with International Financial Reporting Standards and (iii) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect; provided, however, that the Borrower will (and cause its Subsidiaries and Affiliates to) remit withholding taxes and other payroll taxes to appropriate Governmental Authorities as and when claimed to be due, notwithstanding the foregoing exceptions. Further, and without limiting the foregoing, the Borrower shall, on or before the final payment due date under any applicable Supplier Contract, pay the balance of the purchase price owed to any Supplier in respect of any Equipment when due and take no action to cancel, terminate or default under such Supplier Contract.

(e)               Compliance with Laws and Material Contractual Obligations. The Borrower will (and shall cause their Subsidiaries and Affiliates to), (i) comply with each Requirement of Law applicable to it or its property (including, without limitation, Environmental Laws) and (ii) perform in all material respects its obligations under material agreements to which it is a party. The Borrower will (and shall cause their Subsidiaries and Affiliates to) maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with AML Laws, Anti-Corruption Laws and applicable Sanctions.

(f)	Use and Maintenance of Equipment; Registration; Supplier Arrangements.

(i)                 (A) The Borrower will (and shall cause their Subsidiaries and Affiliates to) maintain and use the Equipment in a prudent, businesslike manner for its originally-intended purpose, in the ordinary course of the Borrower’s business, and only in accordance with applicable laws, Supplier or manufacturer warranty provisions, requirements of insurance, operating manuals and instructions, rules, regulations, and orders of any judicial, legislative or regulatory body having power to supervise or regulate the use, operation or maintenance thereof, including licenses, permits and registration requirements, (B) the proceeds of any Loan will be used only as described in Section 7(h) hereof and, in any event, for commercial or business purposes and will not be used for consumer, personal, family, agricultural or household purposes; (C) the Borrower will keep the Equipment in good condition and working order ordinary wear and tear excepted and shall replace or restore and maintain any part of the Equipment by qualified personnel at all times during the Term of such Loan Schedule; (D) all Equipment under a single Loan Schedule shall be deployed in the same mining pool; (E) the Borrower will not make (or permit its Subsidiaries or Affiliates to make) any modification to any Item of Equipment that would invalidate or otherwise terminate the warranty applicable to such Item of Equipment, but the Borrower will, unless otherwise directed by the Servicer, acting at the direction of the Lenders, make all modifications and maintenance, at its sole cost and expense, required hereunder or by any Requirement of Law, or recommended or required by any Supplier, operating instructions or requirements of any insurer or maintenance organization servicing the Equipment, provided, that all parts, mechanisms, devices and other property installed on the Equipment shall immediately become part of the Equipment and Collateral and subject to the Collateral Agent’s security interest, for the benefit of the Secured Parties, and such maintenance or modifications shall be performed by qualified personnel only; and (F) if any Lender has caused a global positioning system or other tracking device to be installed on any Item, the Borrower will not (nor permit its Subsidiaries and Affiliates to) remove or tamper with such device, nor will the Borrower tamper (or permit any of their Subsidiaries or Affiliates to tamper) with any odometer or other device designed to track use of the Equipment. If the Borrower gives each Lender prior written notice of its intention to make any modification to any Item of Equipment (hereinafter, a “Reconfiguration”) in compliance with the provisions of the immediately preceding sentence (which compliance shall be determined in each Lender’s sole and absolute discretion), such Reconfiguration shall constitute an improvement and neither such improvements nor parts installed on such Equipment in the course of Reconfiguration shall be deemed to be accessions to the Equipment.

(ii)              Without limiting any of the Borrower’s obligations in Section 7(f)(i) above or elsewhere in this Master Agreement or any Loan Schedule, the Borrower covenants and agrees that for all Items of Equipment, the Borrower will make (and will cause their Subsidiaries and Affiliates to make) arrangements satisfactory to the Servicer in its reasonable discretion to keep the Equipment properly maintained by the applicable Supplier, if any or another qualified maintenance organization and eligible for prime shift maintenance by the applicable Supplier, if any.

(iii)            If the Borrower has entered into any Supplier Contract with respect to the Equipment, the Borrower shall (and shall cause their Subsidiaries and Affiliates to) (i) deliver to the Servicer the Supplier Contract and (ii) use commercially reasonable efforts to obtain a No Interest Letter from the applicable Supplier in connection therewith, in each case prior to the Commencement Date of any Loan made in respect of such Equipment under the applicable Loan Schedule (or such later date as agreed by the Servicer in its sole and absolute discretion).

(g)               Insurance. The Borrower shall, at its sole cost and expense, commencing with the delivery of any Equipment to the Borrower and continuing during the Term of each Loan Schedule until all of the Obligations are satisfied in full, procure and maintain such insurance coverage in such amounts (including deductibles), in such form and with responsible insurers, all as satisfactory to the Collateral Agent (which may on reasonable notice require the Borrower to change such form, amount or company), including: (i) comprehensive general liability insurance insuring against liability for property damage, death and bodily injury resulting from the transportation, ownership, possession, use, operation, performance, maintenance, storage, repair or any similar act related to the Equipment, with minimum limits of $2,000,000 per each occurrence (or such other amounts as agreed in a Loan Schedule), with the Secured Parties’ successors and/or assigns named as additional insured; (ii) all risk physical damage insurance against all risks of theft, loss or damage from every cause whatsoever in an amount not less than the full replacement cost of each item of Equipment, with Secured Party’s successors and/or assigns named as lender loss payee; and (iii) if requested by any Secured Party, other or additional coverage. The Borrower shall waive the Borrower’s rights of subrogation, if any, and the Borrower shall have the Borrower’s insurance carrier waive its right of subrogation, if any, in each case against any Secured Party for any and all loss or damage. All policies shall contain clauses requiring the insurer to furnish the Collateral Agent with at least thirty (30) calendar days prior written notice of any material change, cancellation, or nonrenewal of coverage and stating that coverage shall not be invalidated against the Secured Parties or the Secured Parties’ assigns because of any violation of any condition or warranty contained in any policy or application therefor by the Borrower or by reason of any action or inaction of the Borrower. The Borrower hereby agrees to inform the Collateral Agent immediately in writing of any notices from, or other communications with, any insurers that may in any way adversely affect the insurance policies being maintained pursuant to this Section 7(g) or of any insurance claims. No insurance shall be subject to any co-insurance clause. Upon request by the Collateral Agent, the Borrower shall furnish the Collateral Agent with certificates of insurance, proper endorsements or other evidence satisfactory to the Collateral Agent that such insurance coverages are in effect. If the Borrower shall fail to carry any insurance required hereunder, a Secured Party (without obligation and without waiving any default or Event of Default by the Borrower hereunder) may do so at such Secured Party’s sole option and at the Borrower’s sole cost and expense. The Borrower hereby acknowledges that such insurance will benefit such Secured Party only and may cost substantially more than insurance the Borrower might procure. The Borrower hereby agrees that the Collateral Agent, the Servicer and each Lender is not a seller of insurance nor in the insurance business. The Borrower hereby agrees to deliver to the Collateral Agent evidence of compliance with this Section 7(g) satisfactory to the Collateral Agent, including any requested copies of policies, certificates and endorsements, with premium receipts therefor, on or before the date of execution by the Borrower of the applicable Loan Schedule and, thereafter, within two (2) Business Days after the Collateral Agent’s request and, in any event, no less frequently than on each anniversary of the Closing Date. The Collateral Agent shall be under no duty to ascertain the existence of or to examine any such policy or to advise the Borrower in the event any such policy shall not comply with the requirements hereof.

(h)              Use of Proceeds. The Borrower shall only use the proceeds of each Loan for purposes of financing or refinancing Equipment, for general corporate purposes, or such other purposes as the Servicer, acting at the direction of the Lenders, shall approve in its reasonable discretion.

(i)                 Books and Records; Inspection Rights. The Borrower shall (i) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities, and (ii) permit any representatives designated by the Servicer (including employees of the Servicer, or any auditors, consultants, accountants, lawyers, agents and appraisers retained by the Servicer), upon at least three (3) Business Days’ notice (provided that no notice shall be required if an Event of Default shall exist), (A) to visit and inspect its properties and conduct at the Borrower’s premises an audit and examination of the Collateral and all of the Borrower’s books and records relating thereto, including examining and making extracts from its books and records, and (B) discuss the Borrower’s affairs, finances and condition with their officers and independent accountants (and hereby authorizes the Servicer to contact its independent accountants directly). Upon the occurrence of an Event of Default, the Borrower shall bear the expense of any such inspection or audit conducted by the Servicer (or its designee) in accordance with this Section 7(i).

(j)                Additional NYDIG Related Covenants. The Borrower covenants and agrees that it shall comply with each of the covenants set forth in Schedule 7(j) attached hereto.

(k)              Use of ACA Wallet. The Borrower shall (and shall cause its Subsidiaries and Affiliates to) cause all assets to be credited to an ACA Wallet or, in the case of Default Period Mined Cryptocurrency, as otherwise directed by the Collateral Agent from time to time.

(l)                 Payment of Liens, etc. The Borrower covenants and agrees that it shall pay (including as a Withholding Agent) all statutory liens, trust and other taxes as applicable under Requirement of Law and when due.

(m)            Information Concerning ACA Wallets. Promptly upon request by the Collateral Agent and/or any Lender, the Borrower shall (and shall cause its Subsidiaries and Affiliates to) (i) grant the Collateral Agent and/or any Lender view access to any ACA Wallet and (ii) provide the Collateral Agent and/or any Lender with any reasonably requested information concerning any ACA Wallet (including, but not limited to, the account balances thereof) not maintained with NYDIG Trust Company LLC.

(n)              API Keys and/or Watcher Links. Once the Equipment is fully delivered, plugged in and hashing, the Borrower shall promptly provide the Collateral Agent and/or any Lender with evidence satisfactory to it, in its sole and absolute discretion, confirming that the Equipment is fully delivered, plugged in and hashing via API Keys and/or Watcher Links.

(o)	Real Property Covenants.

(i)                 Prior to and as a condition precedent to moving, storing, hosting, garaging or otherwise using any Collateral on any real property (the “Subject Real Property”), the Borrower and/or any applicable Subsidiary or Affiliate holding an ownership interest in any Collateral (the foregoing entities, individually and collectively, as the context may require, “Collateral Owner”) shall deliver: (x) a written certification to the Collateral Agent (such certification with respect to each Subject Real Property and executed by each Collateral Owner intending to move, store, host, garage or otherwise use any Collateral thereon, a “Real Property Approval Request Certification”), which shall (a) identify the location and address of such Subject Real Property, the Collateral intended to be located, stored, hosted, garaged and/or otherwise used thereon and the applicable Collateral Owner thereof, (b) annex the definitive agreements or leases (together with any related amendments, waivers, modifications, consents and/or other documentation) that govern each applicable Collateral Owner’s use and occupancy of such Subject Real Property (each of the foregoing, an “Occupancy Agreement”), (c) contain representations and warranties made by each applicable Collateral Owner (i) that the appliable Occupancy Agreement is true, correct and complete, in full force and effect, and that there are no defaults thereunder by any party thereto, (ii) as to the commencement date, expiration date, number of remaining renewal options and the length of the remaining renewal terms under the applicable Occupancy Agreement, and (iii) that such Collateral Owner’s intended storage and/or use of the Collateral at the Subject Real Property does not conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under any (1) contractual obligation to which such Collateral Owner, the Subject Real Property or the Collateral is subject (including, without limitation, any Occupancy Agreement), (2) statute, ordinance, rule or regulation of any Governmental Authority applicable to such Collateral Owner, the Subject Real Property or the Collateral, (3) court or Governmental Authority order or (4) result in or require the creation or imposition of any Lien upon any of Collateral (other than Liens in favor of the Collateral Agent arising pursuant to the Loan Documents), and (d) identify each and every party that has an interest in the Subject Real Property that is non-subordinated to such Collateral Owner’s interest arising under the Occupancy Agreement, including, without limitation, any landlord, sublandlord, mortgagee, sublicensee, host, warehouseman, bailee and/or licensee (each such interest in the Subject Real Property, a “Non-Subordinated Property Interest” and, each party holding a Non- Subordinated Property Interest, a “Subject Property Party”); and (y) a lien waiver, collateral access agreement, host’s agreement, freight forwarders’ agreement, bailee agreement and/or warehouseman’s acknowledgment (as applicable) executed by each Subject Property Party holding a Non-Subordinated Property Interest, in each case, on terms and conditions, and in form and substance, reasonably satisfactory to and in favor of the Collateral Agent (the foregoing lien waivers, collateral access agreements, host’s agreements and/or warehouseman’s acknowledgements that cover all applicable Non-Subordinated Property Interests with respect to the Subject Real Property and all Collateral located, stored, hosted, garaged and/or otherwise used thereon, an “Acceptable Lien Waiver” and any Subject Real Property for which Borrower has satisfied all of the foregoing conditions in respect of the Collateral located, stored, hosted, garaged and/or otherwise used therein, an “Approved Real Property”), unless an Acceptable Lien Waiver that continues to be in full force and effect, together with Real Property Approval Request Certifications that continue to be true, correct and complete in all respects, was previously delivered in respect of each Non-Subordinated Property Interest relating to the Subject Real Property and covering the applicable Collateral in reasonably sufficient detail.

(ii)              Collateral Owner shall only be permitted to store, host, garage and otherwise use Collateral on real property that constitutes Approved Real Property in respect of such Collateral. Collateral Owner shall diligently perform all terms and covenants applicable to it under each Occupancy Agreement, and Collateral Owner shall not: (x) surrender, terminate, cancel, amend, supplement, alter, or otherwise modify an Occupancy Agreement; (y) consent to the assignment of an Occupancy Agreement; or (z) waive or release any of its rights and remedies under an Occupancy Agreement, in each case, without the prior written consent of the Collateral Agent, which consent may be withheld in the Collateral Agent’s sole and absolute discretion.

(iii)            On or prior to five (5) Business Days after the Closing Date (or such other date as agreed in a subsequent Loan Schedule or as otherwise agreed by the Collateral Agent in its sole discretion or acting at the direction of the relevant Lenders party to such Loan Schedule), the Borrower shall, or shall cause each Collateral Owner to, deliver to Collateral Agent all Real Property Approval Request Certifications and Acceptable Lien Waivers required in respect of such Approved Real Property pursuant to Section 7(o)(i).

(p)              Legal Opinion(s). On or prior to five (5) Business Days after the Closing Date (or such other date as agreed in a subsequent Loan Schedule or as otherwise agreed by the Collateral Agent in its sole discretion or acting at the direction of the relevant Lenders party to such Loan Schedule), the Borrower shall cause one or more legal opinions from counsel to the Borrower to be executed and delivered to the addressees, which shall (i) cover (a) customary corporate matters,

(b) enforceability of this Master Agreement and the other Loan Documents against the Borrower and (c) such other matters as the Collateral Agent, the Servicer or a Lender may deem reasonable or advisable and (ii) be addressed to the Collateral Agent, the Servicer and each applicable Lender.

8.                  NEGATIVE COVENANTS. Until all of the Obligations shall have been paid and satisfied in full, the Borrower covenants and agrees with the Collateral Agent, the Servicer and each Lender from time to time party hereto that it shall not nor shall it allow any of its Subsidiaries (or, with respect to Section 8(d) and (g) below, Parent and its Subsidiaries and Affiliates) to:

(a)               Liens. voluntarily or involuntarily create, incur, assume, permit or suffer to exist any Lien of any kind whatsoever upon, affecting or with respect to the Collateral, whether now owned or hereafter acquired (other than Permitted Encumbrances);

(b)              Labels on Equipment. permit the name of any person, association, corporation or other business entity other than the Collateral Agent, the Lender or the Borrower to be placed on the Equipment;

(c)               Dispositions of Collateral. (x) Except as provided in Section 3(l), dispose of all or any part of the rights of the Borrower in the Equipment or any other Collateral, in whole or in part, to anyone without the prior written consent of the Servicer, which consent may be withheld in the Servicer’s sole and absolute discretion or (y) move or allow any Item of Equipment to be moved to a location other than (1) a location specified in the applicable Loan Schedule or (2) after providing at least ten (10) Business Days’ prior written notice to the Servicer, any other location that constitutes Approved Real Property;

(d)	Corporate Changes. to the extent commercially practicable, without at least thirty

(30) calendar days’ prior written notice to the Servicer (and signing and if requested by the Servicer, filing, such documents as the Servicer shall request in connection therewith), change (i) its legal name or primary address from that set forth above, (ii) the jurisdiction under whose laws it is organized as of the Closing Date, or (iii) the type of organization under which it exists as of the Closing Date without providing at least ten (10) Business Days’ prior written notice of any such change and upon consummation of such change (and, in any case, not later than five (5) Business Days’ thereafter) making all such filings, supplements, amendments or registrations that are necessary, desirable or requested by the Servicer or the Collateral Agent;

(e)               Mergers. consolidate with or merge into or with any other entity or divide into more than one entity without prior written notice to, and consent of, the Servicer in its sole and absolute discretion, and only after taking all steps necessary and/or desirable to maintain the Collateral Agent’s security interests in, and/or liens on, the Collateral for the benefit of the Secured Parties and, unless the Obligations are repaid in full to assume and reaffirm the Obligations;

(f)                Redemptions of Equity Interests; Dividends. (i) purchase, redeem, acquire or retire, or make any shareholder withdrawals or pay any management bonuses, in each case, individually and/or in the aggregate, in an amount in excess of twenty-five percent (25%) of the Borrower’s (or any of its Subsidiaries’) Equity Interests or (ii) make dividends or distributions in excess of

$25,000,000 (whether in cash, securities, Digital Assets or other property) with respect to any Equity Interests in the Borrower (or any of its Subsidiaries), in each case, individually and/or in the aggregate, in excess of $25,000,000 (whether in cash, securities, Digital Assets or other property) with respect to any Equity Interests in the Borrower (or any of its Subsidiaries), in the case of the preceding clauses (i) or (ii), unless no Event of Default has occurred and is continuing and, at the direction of the Lenders, the Servicer has provided its prior written consent to any such action, which consent may be withheld in the Servicer’s sole and absolute discretion;

(g)               Investments. make or maintain any loan or Investment without the prior written consent of the Collateral Agent, which consent may be withheld in the Collateral Agent’s sole and absolute discretion, unless (i) no Default or Event of Default has occurred and is continuing or would otherwise be reasonably expected to result therefrom and (ii) the Borrower shall be in compliance, on a pro forma basis, with all covenants and other agreements set forth herein;

(h)              Negative Pledge. create (or permit any of their Subsidiaries or Affiliates to create or permit) any mortgage, pledge, lien or other security interest on any of the assets or Equity Interests of the Borrower (or any of its Subsidiaries) that constitute Collateral, unless the Secured Parties shall be granted a senior ranking Lien on the same assets to secure performance of all Obligations under the Loan Documents and the Borrower shall ensure that the Loans and Obligations shall constitute direct obligations of the Borrower ranking at least pari passu in right of payment with all other current and future senior obligations of the Borrower and its Subsidiaries; and

(i)                 Canadian Pension Plans. for each existing, or hereafter adopted, Canadian Pension Plan, (A) fail or omit to comply in a timely fashion with and perform in all material respects all or any obligation under and in respect of such Canadian Pension Plan and all Requirements of Laws (including any funding, investment and administration obligations), and (B) fail or omit to pay or remit all or any employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Canadian Pension Plan in a timely fashion in accordance with the terms thereof, any funding agreements and all Requirements of Laws, except, in each case, to the extent the failure or omission to do so could not, individually or in the aggregate, reasonably be expected to result in a liability to the Borrower that would reasonably be expected to result in a Material Adverse Effect.

9.	DEFAULTS; REMEDIES.

(a)               An “Event of Default” shall have occurred hereunder and under any and all Loan Schedules upon the occurrence of any of the following events or circumstances:

(i)                 The Borrower’s failure to pay any Payment or other amount owed to the Servicer, the Collateral Agent or the Lenders under any Loan Document within (i) in the case of Attorneys’ Fees, five (5) Business Days of when such Payment or other amount became due and owing and (ii) in the case of all other Payments or other amounts, two (2) Business Days of when such Payment or other amount became due and owing;

(ii)              The Borrower’s failure to observe or perform any covenant, condition, or agreement (other than that specified in Section 9(a)(i)) contained in Section 7(b)(i), Section 7(c) (with respect to the Borrower’s existence), Section 7(e), Section 7(h), Section 7(i), Section 7(o), Section 7(p) or in Section 8;

(iii)            The Borrower’s failure to observe or perform any covenant, condition or agreement contained in this Master Agreement (other than, in the case of the Borrower, those specified in subclauses (i) or (ii) of this Section 9(a)) or any other Loan Document, and such failure shall continue unremedied for a period of five (5) Business Days after the earlier of (i) the Borrower’s knowledge of such breach or (ii) the Collateral Agent’s delivery of notice of such breach;

(iv)             any attempt by the Borrower to repudiate any Loan Document or to refuse and/or repudiate any purported acceptance of any Equipment, to the extent purchased using the proceeds of a Loan;

(v)               (A) the Borrower shall fail to make any payment (whether of principal or interest and regardless of amount) in excess of $100,000 in respect of any Indebtedness (other than the Obligations or any Loan), when and as the same shall become due and payable or (B) any event or condition occurs that results in any such Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any such Indebtedness or any trustee or agent on its or their behalf to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(vi)             any representation or warranty made or deemed made by or on behalf of the Borrower in or in connection with this Master Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Master Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been materially incorrect when made or deemed made, provided, that where such breach of a representation or warranty is susceptible of cure by the Borrower, the Borrower shall have five (5) Business Days after the earlier of (i) the Borrower’s knowledge of such breach or (ii) the Collateral Agent’s delivery of notice of such breach, as the case may be, to effect such cure;

(vii)          the Borrower shall: (A) be legally dissolved, adjudicated insolvent or bankrupt or cease to pay its debts as they mature, make a general assignment for the benefit of, or enter into an arrangement with, creditors; (B) apply for or consent to the appointment of a receiver, trustee or liquidator of it or a substantial part of its property; (C) take action to dissolve or terminate its legal existence, or authorize or file a voluntary petition in bankruptcy, insolvency or under any similar law, consent to such a petition; or (D) merge (except as permitted under Section 8(f)), consolidate, transfer or sell all or substantially all of its assets thereof;

(viii)        an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (A) liquidation, reorganization or other relief in respect of the Borrower or its debts, or of a substantial part of its assets, under any federal, state, provincial or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, including any Debtor Relief Law or (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) calendar days or an order or decree approving or ordering any of the foregoing shall be entered;

(ix)             the Borrower (A) voluntarily commences any proceeding or files any petition seeking liquidation, reorganization or other relief under any federal, state, provincial or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, including any Debtor Relief Law, (B) consents to the institution of, or fails to contest in a timely and appropriate manner, any proceeding or petition described in Section 9(a)(ix), (C) applies for or consents to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or for a substantial part of its assets, (D) admits in writing that it is unable to pay its debts as they come due, (E) makes a general assignment for the benefit of creditors or

(F) takes any action for the purpose of effecting any of the foregoing;

(x)               one or more judgments for the payment of money in an aggregate amount in excess of $250,000 shall be rendered against the Borrower and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower to enforce any such judgment or the Borrower shall fail within thirty (30) calendar days to discharge one or more non-monetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgments or orders, in any such case, are not stayed on appeal or otherwise being appropriately contested in good faith by proper proceedings diligently pursued;

(xi)             except as permitted by the terms of any Loan Document, (A) any such applicable Loan Document shall for any reason fail to create a valid Lien on any Collateral purported to be covered thereby, or (B) any Lien securing any Obligation shall cease to be a perfected, first priority (or other priority required hereunder) Lien;

(xii)          there shall occur an (i) appropriation, (ii) confiscation, (iii) retention, or (iv) seizure of control, custody or possession of all or substantially all Equipment by any Governmental Authority;

Equipment;

(xiii)	there shall occur a Casualty Event with respect to all or substantially all

(xiv)	a Change in Control shall occur;
(xv)	if anyone in the control, custody or possession of any Equipment or the

Borrower is accused or alleged or charged (whether or not subsequently arraigned, indicted or convicted) by any Governmental Authority to have used any Equipment in connection with the commission or any crime (other than a misdemeanor moving violation);

(xvi)         the Borrower defaults under any guaranty, collateral agreement, or other support agreement;

(xvii)      any Collateral Cryptocurrency is deposited in a wallet address that is not an ACA Wallet (or other wallet address or account that is authorized or directed by the Collateral Agent) in violation of the terms of the Loan Documents;

(xviii)    the Borrower or any Person acting on the Borrower’s behalf attempts to direct any Collateral Cryptocurrency from the Equipment to a wallet address that is not an ACA Wallet in violation of the terms of the Loan Documents or attempts to prevent a Lender from having full unencumbered access to an ACA Wallet that is part of the Collateral; or

(xix)         any Canadian Pension Termination Event shall have occurred, and, as a result of such Canadian Pension Termination Event, the Borrower incurs (or would incur) a liability that would reasonably be expected to result in a Material Adverse Effect.

An Event of Default under any Loan Schedule shall constitute an Event of Default under such other Loan Schedule, and shall in all cases constitute a breach of and default under each NYDIG Agreement.

(b)              Remedies of Each Lender. If an Event of Default shall have occurred and is continuing, each Lender may, at its option, with or without notice to the Borrower, and without duplication of any remedy exercised by the Collateral Agent pursuant to Section 9(c) below, exercise any of the following remedies with respect to any Loan or Loan Schedule of such Lender or all related Specified Collateral as described in such Loan Schedule, and the applicable Loan Documents:

(i)                 declare any Loan of such Lender then outstanding to be due and payable in whole, whereupon the principal of each such Loan so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrower accrued hereunder and under any other Loan Document, shall become due and payable immediately, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; provided, that notwithstanding anything to the contrary in this Section 9(b), in the case of any event described in Section 9(a)(vii), (ix) or (x) with respect to the Borrower, the principal of each Loan then outstanding, together with accrued interest thereon and all fees and other Obligations of the Borrower accrued hereunder and under any other Loan Documents, shall automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower;

(ii)              proceed at law or in equity to enforce specifically the Borrower’s performance or recover damages, including all rights available to such Lender (via the Collateral Agent) under the UCC and PPSA with respect to the related Equipment constituting Specified Collateral of such Lender (whether or not the UCC or PPSA applies to the affected Equipment);

(iii)            require the Borrower to immediately assemble, make available and if requested by such Lender deliver the related Specified Collateral (or, if so requested, any related Items designated by such Lender) to such Lender at a time and place designated by such Lender;

(iv)             enter, occupy and use any premises, with or without judicial process, where all or any part of the Equipment constituting Specified Collateral of such Lender, or the books and records relating exclusively thereto, or both, are located, to take possession of all or any part of such Equipment or the books and records relating exclusively thereto, or both, to remove all or any part of such Equipment or the books and records relating exclusively thereto, or both, and to operate or conduct sales of such Equipment, without any obligation to pay the Borrower or any of its Subsidiaries or Affiliates for such use and occupancy;

(v)               use any of the Borrower’s premises, solely to the extent (a) owned by the Borrower in fee simple (or, solely in respect of Approved Real Properties, leased by the Borrower) and (b) suitable for storing and/or using Equipment, for storage without rent or liability (subject to the terms of the applicable Acceptable Lien Waiver for an Approved Real Property);

(vi)             dispose of the related Specified Collateral or such Items constituting the same at private or public sale, in bulk or in parcels, with or without notice except to the extent required by applicable law, and if notice is required by law such requirements of reasonable notice shall be met if such notice is mailed to the Borrower at its address set forth on the first page hereof or to the most current addresses designated by the Borrower to each Secured Party in writing at least ten (10) calendar days before the time of the public sale or the time after which any other Disposition is to be made;

(vii)          disable or keep idle all or part of such Specified Collateral and, at each Lender’s reasonable discretion, take possession of the Equipment mining operations with respect to such Specified Collateral on such Lender’s own behalf with such Equipment;

(viii)        at each Lender’s sole and absolute discretion, remedy such Event of Default for the account of and at the expense of the Borrower;

(ix)	exercise any rights granted to any Lender under any Acceptable Lien

Waiver; and

(x)	except as any such remedies are reserved for the Collateral Agent under

Section 9(c), exercise any other right or remedy at law, or in equity or bankruptcy, including specific performance or damages for the breach hereof, including Attorneys’ Fees and court costs.

In the event any Lender receives any proceeds from the Disposition of any Specified Collateral, the Net Proceeds of such Disposition shall be turned over to the Collateral Agent, and the Collateral Agent shall apply any proceeds it receives from the Disposition of any Specified Collateral (including those turned over by any Lender) in accordance with the provisions of Section 3(e)(ii)(3). In the event any Lender receives any proceeds from the Disposition of any Collateral or Specified Collateral not constituting such Lender’s Specified Collateral (other than any proceeds received by such Lender as a result of the specified application of proceeds set forth in Sections 3(e) or 3(f)), such Lender shall turn over such proceeds to the Collateral Agent, and the Collateral Agent shall apply such proceeds (including in each case those turned over by any Lender) in accordance with the provisions of Section 3(e) or Section 3(f), as applicable. In the event that a Lender has exercised remedies set forth in this Section 9(b) and caused the Collateral Agent to dispose of its Specified Collateral and the Net Proceeds of such Specified Collateral are insufficient to pay in full all Obligations then owed to such Lender, then such Lender shall retain the right to direct the Collateral Agent, together with other Lenders, to exercise remedies pursuant to Section 9(c) with respect to the Collateral and any proceeds received by the Collateral Agent in connection therewith shall be applied to the Obligations of all Lenders in accordance with the provisions of Section 3(f) (and the claim of any Lender receiving payment pursuant to such application shall be reduced only by the amount actually received by any such Lender).

If any Lender shall, including by exercising any right of set-off or counterclaim or otherwise, receive any Net Proceeds in respect of any Collateral or Specified Collateral, such Lender shall deliver 100% of such Net Proceeds to the Collateral Agent for application to the Obligations in accordance with the requirements of Sections 3(e), 3(f), 9(b) and 9(c) hereof, as applicable.

Any remedies available to any Lender under this Section 9(b) shall be limited to the Loans and Specified Collateral as set forth on the applicable Loan Schedule(s) to which such Lender is a party.

(c)               Remedies of the Collateral Agent. If an Event of Default shall have occurred and is continuing, the Collateral Agent may, at its option, and shall, as directed by the Lenders, with or without notice to the Borrower, and without duplication of any remedy exercised by a Lender pursuant to Section 9(b) above, exercise any of the following remedies with respect to any or all Collateral, Specified Collateral and/or Loan Documents:

(i)                 proceed at law or in equity to enforce specifically the Borrower’s performance or recover damages, including all rights available to the Collateral Agent or any Lender under the UCC or PPSA with respect to any Collateral or Specified Collateral, including, without limitation any Collateral Cryptocurrency (whether or not the UCC or PPSA applies to the affected Collateral);

(ii)              enter, occupy and use any premises, with or without judicial process, where all or any part of the Collateral, Specified Collateral or the books and records relating thereto, or both, are located, to take possession of all or any part of the Collateral or the books and records relating thereto, or both, to remove all or any part of the Collateral or Specified Collateral or the books and records relating thereto, or both, and to operate or conduct sales of the Collateral or Specified Collateral, without any obligation to pay the Borrower (or their Subsidiaries and/or Affiliates) for such use and occupancy;

(iii)            dispose of Collateral Cryptocurrency and other Collateral or Specified Collateral at private or public sale, in bulk or in parcels, whether Collateral is present at such sale and with or without notice except to the extent required by applicable law, and if notice is required by law such requirements of reasonable notice shall be met if such notice is mailed to the Borrower at its address set forth on the first page hereof or to the most current address designated by the Borrower to each Secured Party in writing at least ten (10) calendar days before the time of the public sale or the time after which any other Disposition is to be made;

(iv)             at the Collateral Agent’s sole and absolute discretion, apply from time to time, in whole or in part, any Collateral Cryptocurrency to reduce the Obligations of the Borrower;

(v)	exercise any rights granted to the Collateral Agent under any Acceptable Lien Waiver;

(vi) give notice of sole control or any other instruction under any deposit account control agreement or and other control agreement with any securities intermediary or financial institution, as applicable, and take any action therein with respect to such Collateral, including, without limitation, the disposition of the amounts on deposit in any such account;

(vii)          give notice of sole control or any other instruction under any ACA Wallet Agreement with any Wallet Custodian and take any action therein with respect to such Collateral, including, without limitation, immediately blocking the Borrower’s access to any ACA Wallet and Disposing of the Collateral Cryptocurrency in any ACA Wallet in the enforcement of the Collateral Agent’s rights under this Master Agreement;

(viii)        direct any Collateral Cryptocurrency from the Equipment to a wallet or address for Collateral Cryptocurrency that is not an ACA Wallet;

(ix)             require the Borrower to immediately assemble, make available and if requested by the Collateral Agent, deliver all Mined Cryptocurrency (other than Unencumbered Mined Cryptocurrency) related to the Equipment and all other Collateral and Specified Collateral in the Borrower’s possession, not specified in clauses (vii) or (viii) above, to the Collateral Agent at a time and place designated by the Collateral Agent, and take such actions as the Collateral Agent may request to grant the Collateral Agent exclusive access and control over any Digital Asset wallet or other Digital Asset platforms where the Borrower (or its Subsidiaries and/or Affiliates) stores or houses (or where any other person houses or stores on their behalf) any Collateral Cryptocurrency hereunder; and

(x)               exercise any other right or remedy at law, or in equity or bankruptcy, including specific performance or damages for the breach hereof, including Attorneys’ Fees and court costs.

The Collateral Agent shall distribute any Collateral Cryptocurrency or any proceeds thereof produced by or derived from Equipment under a Loan Schedule to repay the Obligations hereunder and under the Loan Documents, in the manner set forth in Section 3(f). In the event that the Collateral Agent Disposes of any other Collateral (excluding any Specified Collateral but including any Reserve Cryptocurrency not produced by or derived from such Equipment) pursuant to and permitted by this Master Agreement, then the Collateral Agent shall distribute such Collateral or proceeds thereof in the manner set forth in Section 3(f). In the event that the Collateral Agent Disposes of any Specified Collateral pursuant to and permitted by this Master Agreement, then the Collateral Agent shall distribute such Collateral or proceeds thereof in the manner set forth in Section 3(e)(ii)(3). The parties hereto acknowledge and agree that any rights of any Lender, other than a Specified Lender, under this Master Agreement in and to any Specified Collateral with respect to any Loan or Obligations other than a Specified Loan shall be subject to the rights and priorities of the Specified Lenders set forth in Section 3 hereof.

(d)              Dispositions Generally. With respect to any exercise by a Lender or the Collateral Agent of its right to Dispose of any Items of Equipment, Specified Collateral or other Collateral, the Borrower hereby acknowledges and agrees that such Lender or the Collateral Agent, as applicable, shall have no obligation, subject to any Requirement of Law, to clean-up or otherwise prepare any Collateral or Specified Collateral for Disposition; each Lender and the Collateral Agent may comply with any Requirement of Law that such Lender or the Collateral Agent, respectively, deems to be applicable or prudent to follow in connection with any such Disposition; and any actions taken in connection therewith shall not be deemed to have adversely affected the commercial reasonableness of any such Disposition. If Equipment delivered to or picked up by the Collateral Agent or any Lender contains goods or other property not constituting Equipment or the Collateral, the Borrower agrees that Collateral Agent or such Lender may take such other goods or property not constituting Equipment or the Collateral, provided that the Collateral Agent or such Lender, as applicable, makes reasonable efforts to make such goods or property available to the Borrower, after the Borrower’s written request and repossession. If, after the occurrence and during the continuation of any Event of Default, any Loan Schedule is placed in the hands of an attorney, collection or civil enforcement agent or other professional for collection of Payments or other amounts or enforcement of any other right or remedy under this Master Agreement, any Loan Schedule or otherwise, the Borrower shall, upon demand, pay all Attorneys’ Fees and associated costs and expenses. To the fullest extent permitted by any Requirement of Law, the Borrower waives any rights now or hereafter conferred by Requirement of Law or otherwise that may require any Lender or the Collateral Agent to sell, lease or otherwise use any Collateral or Specified Collateral in mitigation of the Collateral Agent’s or such Lender’s damages set forth herein or in such Loan Schedule or that may otherwise limit or modify any of the Collateral Agent’s or such Lender’s rights or remedies. The Borrower hereby agrees that the Borrower shall remain liable for all amounts due hereunder, including any deficiency remaining after any Disposition of any Collateral or Specified Collateral after an Event of Default. Each remedy shall be cumulative and in addition to any other remedy referred to above or otherwise available to any Lender or the Collateral Agent at law or in equity. No express or implied waiver of any Event of Default shall constitute a waiver of any of the Lenders’ or Collateral Agent’s other rights or remedies. Subject to any Requirement of Law, (i) the Lenders and/or the Collateral Agent may dispose of any Equipment and other Collateral or Specified Collateral, respectively, at a public or private sale or at auction, and (ii) the Lenders and/or the Collateral Agent may buy at any sale and become the owner of the Equipment or other Collateral or Specified Collateral. The Lenders and the Collateral Agent may (A) sell the Equipment and other Collateral and Specified Collateral, as applicable, without giving any warranties as to such Equipment, Collateral, or Specified Collateral, as applicable, and (B) disclaim any warranties of title, possession, quiet enjoyment, or the like, and neither of the foregoing will be considered to adversely affect the commercial reasonableness of any sale or other Disposition of the Collateral or Specified Collateral.

(e)               Grant of Intellectual Property License. For the purpose of enabling the Lenders or the Collateral Agent to exercise the rights and remedies under this Section 9 at such time as any Lender or the Collateral Agent shall be lawfully entitled to exercise such rights and remedies (including in order to take possession of, operate, collect, receive, assemble, process, appropriate, remove, realize upon, sell, assign, convey, transfer or grant options to purchase any Collateral or Specified Collateral), the Borrower hereby grants to (x) the Lenders and (y) the Collateral Agent, for the benefit of the Secured Parties, under each Loan Schedule and effective as of the date of this Master Agreement (in each case as applicable for purposes of exercising each Secured Party’s and the Collateral Agent’s respective rights under Section 9(b) or 9(c) hereof, as applicable), an irrevocable (except as expressly set forth below in this Section 9(e)), nonexclusive worldwide right and license (exercisable without payment of royalty or other compensation to the Borrower) to access, use, license, sublicense, or practice any Intellectual Property now owned or hereafter acquired by or licensed to the Borrower and all related IP Ancillary Rights (collectively, the “Borrower IP”) solely for the purpose of, and in connection with, operating the Equipment constituting Collateral, until all of the Obligations are satisfied in full. In connection with the foregoing right and license, upon the written request of any Lender(s) or the Collateral Agent, the Borrower hereby agrees to immediately provide the Lenders and Collateral Agent access to all media on which any Borrower IP (including, without limitation, any and all software programs) are stored or recorded. The Borrower represents and warrants that Schedule 9(e) attached hereto sets forth a complete and accurate list of all Borrower IP that the Borrower intends to use in connection with the operation of the Equipment constituting Collateral. The foregoing right and license shall terminate contemporaneously with the satisfaction in full of all of the Obligations.

(f)                Setoff Rights. If an Event of Default shall have occurred and be continuing, the Collateral Agent, the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all cash, money, deposit account balances, Collateral Cryptocurrency at any time held, in the possession of, or otherwise controlled by, such Person, and other obligations at any time owing by any Lender or any Affiliate to or for the credit or the account of the Borrower, against any and all of the Obligations, irrespective of whether or not such Lender shall have made any demand under this Master Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to an Affiliate of any Lender different from any existing Lender or any other Affiliate holding, controlling or possessing such cash, money or Digital Assets, or obligated on such Indebtedness. The rights of each of the Collateral Agent and each Lender under this Section 9(f) are in addition to other rights and remedies (including other rights of setoff) which such parties may have. Notwithstanding the foregoing or anything to the contrary herein or in any other Loan Document, all such amounts set off and applied by any Lender or its Affiliate pursuant to this Section 9(f) shall be conveyed by such Lender to the Collateral Agent for ratable distribution to the Lenders in accordance with Section 9(c).

(g)               Collateral Cryptocurrency. The Borrower hereby agrees that the Collateral Cryptocurrency is of a kind or type customarily sold on recognized markets, subject to standard price quotations and may threaten to decline speedily in value. The Borrower hereby agrees that upon an Event of Default, the Collateral Agent may, at its discretion and at any time, and without limiting any other remedies available hereunder or under applicable law (i) liquidate the Collateral Cryptocurrency into Dollars at the price determined by the Collateral Agent using commercially reasonable pricing methods customarily used in the exchange or over-the-counter markets for Digital Assets, without notice to the Borrower and (ii) setoff and apply the Net Proceeds of such liquidation to the outstanding Obligations in accordance with Section 3(f). The Borrower hereby agrees that if the Collateral Agent or any Lender exercises any setoff rights or secured party remedies with respect to Collateral Cryptocurrency, that the Collateral Agent or such Lender may value the Collateral Cryptocurrency (with or without liquidation) using the method above, using the same valuation method and same process that is otherwise used in its business or using any other commercially reasonable valuation method. Each of the Borrower, the Lenders and the Collateral Agent agree that the actions described in the previous two sentences shall be commercially reasonable under the applicable UCC and/or PPSA, as applicable. The Borrower understands and agrees that the value of the Collateral Cryptocurrency may rise or fall quickly and that the Lenders and the Collateral Agent do not have any obligation to exercise remedies or liquidate the Collateral Cryptocurrency at a time that provides the best price for the Borrower. The Lenders and the Collateral Agent shall not be liable to the Borrower for any losses on Collateral Cryptocurrency related to any disposition or valuation thereof, except to the extent such losses result from such Lender’s or the Collateral Agent’s gross negligence or willful misconduct, in each case as determined by a court of competent jurisdiction in a final, non-appealable judgment. The Borrower shall be liable for all costs of liquidation and for all taxes related thereto.

10.	MISCELLANEOUS.

(a)               Notices. All notices, demands or other communications by either party relating to this Master Agreement or any Loan Schedule, shall be in writing and shall be sent by: (i) personal delivery, (ii) recognized overnight delivery service, (iii) certified mail, postage prepaid, return receipt requested, (iv) electronic mail, or (v) facsimile, to the Borrower, to the Collateral Agent or to any Lender, as the case may be, at its addresses set forth below (and shall be deemed received, in the case of (A) personal delivery, upon receipt, (B) overnight delivery, the next Business Day after delivering the same to such courier service, and (C) electronic mail and facsimile, upon receipt by such recipient as evidenced by a “delivery acknowledgment” received by the sender thereof):

If to the Borrower:

If to the Collateral Agent:

If to any Lender:

or, if a Lender became a party hereto pursuant to an Assignment and Assumption, the address for such Lender specified in such Assignment and Assumption.

The parties hereto may change the address at which they are to receive notices, demands and other communications hereunder, by notice in writing in the foregoing manner.

(b)              Power of Attorney; Further Assurances. The Borrower shall promptly execute and deliver to each Lender and the Collateral Agent such further documents and take such further actions as such Lender or the Collateral Agent may require in order to more effectively carry out the intent and purpose of this Master Agreement, each Loan Schedule and each Loan Document. The Borrower hereby grants to each of the Lenders and the Collateral Agent a power of attorney in the Borrower’s name, which is irrevocable and coupled with an interest: (i) to endorse or execute in the Borrower’s name any such instruments, financing statements, documents, agreements and filings which the Collateral Agent deems necessary or advisable to protect the Secured Parties’ interest hereunder and in the Equipment and other Collateral and proceeds thereof, including all insurance documentation and all checks or other insurance proceeds; (ii) to apply for a certificate of title for any Item of Equipment or other Collateral that is required to be titled under the laws of any jurisdiction where the Equipment or other Collateral is or may be used and/or to transfer title thereto upon the exercise by the Lenders of their respective remedies upon an Event of Default by the Borrower; (iii) make such corrections to a Loan Schedule as reasonably necessary or advisable to ensure that any such Loan Schedule contains the true intentions and agreement of the parties with respect thereto; (iv) send requests for verification of Accounts or notify account debtors of the Collateral Agent’s security interest in the Accounts, for the benefit of the Secured Parties; (v) receive and open all mail addressed to the Borrower for the purpose of collecting the Accounts; (vi) notify all account debtors with respect to the Accounts to pay the Servicer, the Collateral Agent or the Lenders directly; (vii) sign the Borrower’s name on any invoice or bill of lading relating to any Account, drafts against account debtors, schedules and assignments of Accounts, verifications of Accounts, and notices to account debtors; (viii) demand, collect, receive, sue, and give releases to any account debtor for the monies due or which may become due upon or with respect to the Accounts and to compromise, prosecute, or defend any action, claim, case or proceeding relating to the Accounts; (ix) settle and adjust disputes and claims respecting the accounts directly with account debtors, for amounts and upon terms which the Collateral Agent determines to be reasonable; (x) sell, assign, transfer, pledge, compromise, discharge or otherwise Dispose of (or permit any other Person to Dispose of) any Collateral, including, without limitation, any and all Collateral Cryptocurrency, whether or not any such Collateral Cryptocurrency is maintained in an ACA Wallet; and (xi) do all acts and things necessary or expedient, in furtherance of any such purposes. If the Borrower fails to perform or comply with any of its agreements, provide any indemnity or otherwise perform any obligation hereunder that may be performed by the payment of money, then the Collateral Agent and/or each applicable Lender may, in addition to and without waiver of any other right or remedy, perform or comply with such agreements in its own name or in the Borrower’s name as attorney-in-fact, and, upon demand, the Borrower agrees to reimburse the Collateral Agent and/or each applicable Lender immediately for the amount of any payments or expenses incurred by the Collateral Agent and/or each applicable Lender in connection with such performance or compliance, together with interest thereon at the rate of one and one-half percent (1.5%) per month or the highest rate allowable under applicable law, whichever is lower.

(c)               Indemnification. The Borrower shall indemnify, hold harmless and defend the Lenders, the Collateral Agent, the Servicer, their Affiliates, and their successors and assigns, agents and employees (as used in this Section 10(c), collectively, “Indemnitee(s)”), and hold each Indemnitee harmless from and against any and all claims, demands, suits, legal proceedings, whether civil, criminal, administrative, investigative or otherwise, including arbitration, mediation, bankruptcy and appeal, and including all damages, losses, costs and expenses (including, without limitation, reasonable legal fees) arising out of or in connection with: (i) the preparation, execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the transactions contemplated hereby; (ii) any Loan or the use of the proceeds therefrom; (iii) the actual or alleged manufacture, purchase, ordering, financing, shipment, acceptance or rejection, titling, registration, leasing, ownership, delivery, rejection, non- delivery, possession, use, transportation, storage, operation, maintenance, repair, return or disposition of any Item of Equipment; (iv) Intellectual Property or IP Ancillary Right infringement, including, without limitation, any infringement, misappropriation and/or violation of the Intellectual Property or IP Ancillary Rights of any Person arising from or related to use of any Borrower IP by or on behalf of the Collateral Agent and/or any other Secured Party, in accordance with and pursuant to the license grant set forth below in Section 9(e) of this Agreement; (v) any alleged or actual breach, Default or Event of Default; (vi) the use, handling, release, emission, discharge, transportation, storage, treatment or disposal of any Hazardous Materials at any property owned or leased by the Borrower; (vii) any violation of any Environmental Laws with respect to conditions at any property owned or leased by the Borrower or the operations conducted thereon, including, without limitation, where any of the Equipment may at any time be located; (viii) the investigation, cleanup or remediation or offsite locations at which the Borrower or its respective predecessors are alleged to have directly or indirectly disposed of Hazardous Materials; and (ix) any actual or prospective proceeding relating to any of the foregoing, whether or not such proceeding is brought by the Borrower or its equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee.

(d)              Expenses. Subject to the last sentence of this Section 10(d), the Borrower shall pay to the Lenders, the Collateral Agent, the Servicer, their Affiliates, and their successors, assigns, agents and employees, promptly upon request all (i) reasonable out-of-pocket expenses incurred by the Lenders, the Collateral Agent, the Servicer, their Affiliates and their successors, assigns, agents and employees, including the reasonable fees, charges and disbursements of counsel (whether outside counsel or the allocated costs of their internal legal department), in connection with each Loan provided for herein, the preparation and administration of the Loan Documents and any amendments, modifications or waivers of the provisions of the Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) out-of- pocket expenses incurred, including the fees, charges and disbursements of any counsel (whether outside counsel or the allocated costs of their internal legal department) or any financial advisor in connection with the enforcement, collection or protection of their rights in connection with the Loan Documents, including their rights under this Section 10(d), or in connection with any Loan made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of any such Loan, or in connection with any bankruptcy, restructuring, or insolvency proceeding of the Borrower (collectively, “Reimbursable Expenses”). Expenses being reimbursed by the Borrower under this Section 10(d) include, without limiting the generality of the foregoing, fees, costs and expenses incurred in connection with:

(i)	appraisals and insurance reviews;

(ii)              field examinations and the preparation of reports based on the fees charged by a third party retained by a Lender or the Collateral Agent or the internally allocated fees for each Person employed by a Lender or the Collateral Agent with respect to each field examination;

(iii)            background checks regarding senior management and/or key investors, as deemed necessary or appropriate in the sole and absolute discretion of a Lender or the Collateral Agent;

(iv)             Taxes, fees and other charges for (A) lien and title searches and title insurance and (B) recording filing financing statements and continuations, and other actions to perfect, protect, and continue the Liens; and

(v)               sums paid or incurred to take any action required of the Borrower under the Loan Documents that the Borrower fails to pay or take.

(e)	Assignment; Servicer.

(i)                 Assignment. Except as otherwise provided in this Master Agreement or any Loan Schedule, the Borrower may not sell, transfer, assign, lease, rent or otherwise transfer possession of or encumber any Equipment or other Collateral or its rights or obligations under this Master Agreement or any Loan Document without the Servicer’s prior written consent, which consent may be withheld in the Servicer’s sole and absolute discretion. Each Loan Schedule and any or all of the rights and obligations of each Lender hereunder and thereunder shall be freely assignable and transferable, including by way of assignment, sale, transfer, grant, participation or otherwise, in each case, by each Lender absolutely or as security, in such Lender’s sole and absolute discretion without notice to or consent of the Borrower; provided, that, no Lender shall assign or transfer any Loan Schedule or any or all of its rights and obligations hereunder or thereunder to any third party whose primary business operation is to engage in cryptocurrency mining. Upon notice to the Borrower by any Lender of any such assignment or transfer, the Borrower shall promptly acknowledge in writing to such Lender and such assignees, its obligations under such Loan Schedules and such other matters as such Lender may reasonably request. Any such assignment shall not relieve a Lender of its obligations hereunder unless specifically assumed by the assignee. THE BORROWER HEREBY AGREES THAT IT SHALL PAY ANY ASSIGNEE ALL PAYMENTS AND OTHER SUMS WITHOUT ANY DEFENSE, RIGHTS OF SETOFF OR COUNTERCLAIMS (WHICH SHALL NOT BE ASSERTED AGAINST AN ASSIGNEE) AND SHALL NOT HOLD OR ATTEMPT TO HOLD SUCH ASSIGNEE LIABLE FOR ANY LENDER’S OBLIGATIONS ARISING AT ANY TIME PRIOR TO THE ASSIGNMENT.

(ii)              Servicing Rights. In the event that any Lender assigns all or any portion of any Loan (hereinafter, a “Lender Assignment”), such Lender Assignment shall not amend, supplement or otherwise modify or affect: (A) the Servicer’s obligations to manage, service, administer and collect the Payments and perform the other duties and obligations of the Servicer set forth in a servicing agreement applicable to the Loan(s); or (B) obligations of the Borrower in favor of NYDIG or a NYDIG Affiliate, if any, set forth in this Master Agreement or any NYDIG Agreement, except as may otherwise be provided therein. In the event that NYDIG is no longer a Lender with respect to any Loan Schedule, the obligations of the Servicer shall be set forth in an agreement between all then existing Lenders and the Servicer (such agreement, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Servicing Agreement”) and, notwithstanding anything to the contrary herein, (A) the then existing Lender(s) and the Servicer may amend, supplement or otherwise modify the Servicing Agreement as they deem necessary or appropriate without the consent of the Borrower, and (B) the duties and obligations of the Servicer thereunder and hereunder shall not be deemed to diminish or otherwise affect the rights of the then existing Lender(s) or the Borrower. In the absence of any Servicing Agreement to the contrary, or any express revocation or modification of the servicing obligations of NYDIG in its capacity as Servicer, after the occurrence of a Lender Assignment the then existing Lender(s) hereby appoints NYDIG as Servicer and as its agent and attorney-in-fact for purposes of exercising any and all of its rights as Lender under this Master Agreement, the applicable Loan Schedule(s) and the other Loan Documents, and agrees that until such appointment is revoked by Lender(s) in a written notice to the Servicer and the Borrower, the Servicer shall have the exclusive right to exercise such rights of Lender(s). In the event of a Lender Assignment, the Borrower shall make any Payments thereafter to the Servicer unless and until the Borrower receives a written instruction to the contrary from the then existing Lender(s) or the Servicer.

(iii)            Access to Digital Asset Accounts. The Borrower shall, at all times when Section 3(l) applies pursuant to any Loan Schedule, provide the Lenders and the Servicer with application programming interface (API) and/or ‘read’ access rights to the Borrower’s (A) mining pool accounts, dashboards or similar information interfaces that shows the operational status and hashrate of the Equipment, and (B) ACA Wallets in respect of all Collateral Cryptocurrency on a real-time or daily basis. Without limiting each Lender’s other rights and remedies hereunder or under applicable law, upon such Lender’s request following the occurrence and continuance of an Event of Default, the Borrower shall remit all Collateral Cryptocurrency to a Digital Asset account or wallet held by or on behalf of the Lenders, and the Lenders may monetize any such Collateral Cryptocurrency and apply it to the Obligations in accordance with this Master Agreement. Each Lender shall not be responsible for any actual losses of any Collateral Cryptocurrency from Digital Asset accounts or wallets held by or on behalf of such Lender except to the extent such losses result from such Lender’s gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final, non-appealable judgment.

(iv)             Register. The Collateral Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Servicer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Master Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)               Participant Register. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary or appropriate to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Master Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Servicer (in its capacity as Servicer) shall have no responsibility for maintaining a Participant Register.

(f)                Unconditional Non-Cancellable Agreement. EACH OF THE BORROWER’S OBLIGATIONS TO MAKE PAYMENTS, TO PAY OTHER SUMS WHEN DUE AND TO OTHERWISE PERFORM AS REQUIRED UNDER EACH LOAN SCHEDULE IS ABSOLUTE AND UNCONDITIONAL AND SHALL NOT BE SUBJECT TO ANY ABATEMENT, REDUCTION, SETOFF, DEFENSE, OR COUNTERCLAIM FOR ANY REASON WHICH THE BORROWER MAY HAVE AGAINST ANY PERSON (INCLUDING ANY LENDER UNDER A SEPARATE LOAN SCHEDULE) FOR ANY REASON WHATSOEVER OR ANY MALFUNCTION, DEFECT OR INABILITY TO USE ANY ITEM OF EQUIPMENT OR OTHERWISE.

(g)	Waivers; Amendments; Consent Rights.

(i)                 Waivers. No failure or delay by the Collateral Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (ii) of this Section 10(g), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Event of Default, regardless of whether the Collateral Agent or any Lender may have had notice or knowledge of such Event of Default at the time.

(ii)              Amendments. Neither this Master Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (A) in the case of this Master Agreement or any Loan Schedule, pursuant to an agreement or agreements in writing entered into by the Borrower and (x) in the case of this Master Agreement as it applies to all Loan Schedules, NYDIG (in its capacity as Servicer), or (y) in the case of a particular Loan Schedule, the Lender(s) under such Loan Schedule, or (B) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by any Lender (or, in the case of Loan Documents solely with respect to a particular Loan Schedule, the Lenders under such Loan Schedule) that is a party thereto, as applicable, and the Borrower. No agreement shall amend, modify or otherwise affect the rights or duties of the Collateral Agent hereunder or under any other Loan Document without the prior written consent of the Collateral Agent, which consent may be withheld in the Collateral Agent’s sole and absolute discretion.

(iii)            In furtherance of the foregoing and without limiting the provisions of the preceding clauses (i) and (ii), the exercise of any specific right of the Lenders to consent to or approve any action under this Master Agreement shall be exercised by the Servicer (or, in the case that any applicable provision hereto provides any such specific right to the Collateral Agent, such specific right shall be exercised by the Collateral Agent in accordance with its terms), on behalf of the Lenders, on the terms and subject to the requirements of any separate agreement entered into between the Servicer and one or more of the Lenders in connection with any applicable Loan Schedule or, if no such separate agreement exists, on the terms of Section 10(e)(ii).

(h)              Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(i)	Counterparts; Electronic Signatures; Chattel Paper.

(i)                 This Master Agreement, each Loan Schedule and all other Loan Documents executed in connection herewith may be executed and delivered in counterparts all of which shall constitute one and the same agreement. The Loan Schedule to which this Master Agreement related, this Master Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable hereunder and under the applicable Loan Schedule shall constitute the entire contract among the parties relating to the subject matter hereof and, except as expressly set forth in any Loan Schedule, supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

(ii)              Delivery of an executed counterpart of a signature page of (A) this Master Agreement, (B) any other Loan Document and/or (C) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 10(a)), certificate, request, statement, disclosure or authorization related to this Master Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby that is an Electronic Signature transmitted by facsimile, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Master Agreement, such other Loan Document, asapplicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Master Agreement, any other Loan Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by facsimile, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper- based recordkeeping system, as the case may be; provided that nothing herein shall require the Servicer to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (1) to the extent the Servicer has agreed to accept any Electronic Signature, the Servicer shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (2) upon the request of the Servicer, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower hereby (I) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Lenders, the Servicer, the Collateral Agent and the Borrower, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Master Agreement or any other Loan Document shall have the same legal effect, validity and enforceability as any paper original, (II) the Servicer may, at its option, create one or more copies of this Master Agreement or any other Loan Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (III) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Master Agreement or any other Loan Document based solely on the lack of paper original copies of this Master Agreement or any such other Loan Document, respectively, including with respect to any signature pages thereto and (IV) waives any claim against the Lenders, the Servicer and the Collateral Agent (and any Affiliate thereof) for any liabilities arising solely from the reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any liabilities arising as a result of the failure of the Borrower to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

(iii)            For purposes of perfection of a security interest in chattel paper under the UCC or the PPSA, only the counterpart of each Loan Schedule that bears the Collateral Agent’s manually applied signature and is marked “Sole Original” by the Collateral Agent shall constitute the sole original counterpart of the original chattel paper for purposes of possession. No security interest in a Loan Schedule can be perfected by possession of any other counterpart, each of which shall be deemed a duplicate original or copy for such purposes. Notwithstanding the foregoing, as to any Loan Schedule constituting electronic chattel paper, the authoritative copy, if any, of such Agreement will be the electronic copy in Collateral Agent’s or its assignee’s electronic vault identified by the parties as the sole authoritative copy.

(j)	Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(i)                 This Master Agreement and the other Loan Documents and any claims, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Master Agreement, the Loan Schedules, the other Loan Documents and the transactions contemplated hereby and thereby shall be construed in accordance with and be governed by the law (including Section 5-1401 of the New York General Obligations Law but otherwise without giving effect to the conflict of law principles thereof ) of the State of New York. Each of the parties hereto hereby expressly agree that the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Master Agreement or any other Loan Document.

(ii)              THE BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS AND NEW YORK STATE COURTS LOCATED IN THE COUNTY OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS MASTER AGREEMENT AND THE LOAN SCHEDULES, THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS OR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, SUCH APPELLATE COURT. THE BORROWER FURTHER HEREBY AGREES THAT ANY ACTION OR CLAIM IT MAY BRING AGAINST ANY LENDER, SHALL ONLY BE BROUGHT IN SAID FEDERAL AND STATE COURTS LOCATED IN NEW YORK COUNTY, NEW YORK. EACH LENDER AND THE BORROWER HEREBY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS MASTER AGREEMENT SHALL AFFECT ANY RIGHT THAT ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS MASTER AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(iii)            The Borrower irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding described herein and brought in any court referred above. Each of the parties hereto irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(iv)             The Borrower irrevocably consents to the service of process in the manner provided for notices in Section 10(a) herein. Nothing in this Master Agreement will affect the right of the parties hereto to serve process in any other manner permitted by law.

(v)               EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS MASTER AGREEMENT, THE LOAN SCHEDULES, THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OR OTHER AGENT (INCLUDING ANY ATTORNEY) OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS MASTER AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

11.	CONFIDENTIALITY.

(a)               The parties hereto agree that each will treat confidentially the terms and conditions of this Master Agreement and the other Loan Documents and all confidential information provided by each party to the other regarding its business and operations. Confidential information includes, without limitation, current and potential business strategies, performance data, reports, marketing materials, computer software, data files, file layouts, databases, analyses, technical know-how, trade secrets, portfolio positions, valuations, investment or trading strategies, commitments and arrangements with service providers and other third parties, as well as any affiliate, director, officer, manager, shareholder, member, advisor, agent, employee, consultant, attorney, accountant, financing source, or other representative of each party, and which information is clearly identified as confidential at the time of disclosure or would be assumed by a reasonable person to be confidential under the circumstances surrounding the disclosure. All confidential information provided by a party hereto may be used by any other party hereto solely for the purpose of providing or receiving financing under this Master Agreement and, except as may be required in carrying out this Master Agreement (including, without limitation, disclosure to assignees of any Lender, affiliates of such Lender or agents appointed by such Lender), may not be disclosed to any third party without the prior consent of the party that provided the information, unless required by law or court order or by other Governmental Authority having jurisdiction over the party receiving such information (including without limitation pursuant to the Borrower’s obligations as a public reporting company), except that the Collateral Agent, the Servicer and each Lender may disclose such information:

(i)                 to its and its Affiliates’ employees, officers, directors, advisors, representatives, accountants, legal counsel and agents;

(ii)              to any lender or financing source, hedge counterparty or other similar party in connection with any potential or actual financing or risk management activities related to this Master Agreement, any Loan or Loan Schedule;

(iii)            in connection with any potential or actual securitization transaction (including, without limitation, in any related prospectus, prospectus supplement or private placement memorandum relating to such securitization transaction);

(iv)             on a confidential basis to any rating agency in connection with rating any securitization or other financing transaction;

(v)               to any transferee or potential transferee or participant of or with a Lender so long as the information disclosed is reasonably related to such Person’s evaluation of the assignment or participation and such Person agrees in writing for the benefit of the Borrower and the Servicer to maintain the confidentiality of such information on terms similar in all material respects to this Section 11;

(vi)             in connection with the enforcement of its rights and remedies under this Master Agreement or of any of the other Loan Documents; or

(vii)	to its and its Affiliates’ regulators.

(b)              Section 11(a) is not applicable to any information that (i) was in the public domain when disclosed, (ii) was lawfully in a party’s possession before the other party provided it pursuant to this Master Agreement, (iii) becomes part of the public domain by publication or otherwise through no unauthorized act or omission on the part of a party, or (iv) is independently developed by an employee(s) or other agent(s) of a party with no access to information that is confidential under Section 11(a).

(c)               The obligations of confidentiality and nonuse related to the confidential information received under this Master Agreement will be binding and, in the event that this Master Agreement is terminated, continue in force.

12.	THE COLLATERAL AGENT.

(a)               Appointment. Each Lender hereby irrevocably appoints the entity named as the Collateral Agent in the preamble of this Master Agreement and its successors and assigns to serve as the collateral agent under the Loan Documents (and to act in such capacity and hold, or exercise rights with respect to, any Lien on, or security interests in, the Collateral and Specified Collateral pursuant to the relative priorities as otherwise set forth in this Master Agreement and each Loan Schedule), and each Lender authorizes the Collateral Agent to take such actions as agent on its behalf and to exercise such powers under this Master Agreement and the other Loan Documents as are delegated to the Collateral Agent under such agreements and to exercise such powers as are reasonably incidental thereto. Each Lender and the Collateral Agent acknowledge and agree that the Collateral Agent has been appointed collectively by all of the Lenders under each Loan Schedule (as opposed to separate individual appointments), and the Collateral Agent shall take direction from the Lenders (or any individual Lender or groups of Lenders), and exercise remedies with respect to Collateral and Specified Collateral, solely as provided in this Master Agreement. As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Collateral Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Lenders; provided, however, that the Collateral Agent shall not be required to take any action that (i) the Collateral Agent in good faith believes exposes it to liability unless the Collateral Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders with respect to such action or (ii) is contrary to this Master Agreement or any other Loan Document or applicable law. In performing its functions and duties hereunder and under the other Loan Documents, the Collateral Agent is acting solely on behalf of the Secured Parties under each Loan Schedule, and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing, the Collateral Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Secured Party other than as expressly set forth herein and in the other Loan Documents. Neither the Collateral Agent nor any of its Affiliates shall be liable for any action taken or omitted to be taken by such party under or in connection with this Master Agreement or the other Loan Documents (x) with the consent of or at the request of the Lenders or (y) in the absence of its own bad faith or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and nonappealable judgment).

(b)              Direction; Ratable Sharing. Wherever the Lenders are granted the right hereunder or the other Loan Documents to direct, authorize, consent or otherwise instruct the Collateral Agent and/or the Servicer to exercise any discretion, take any action or refrain from taking any action, except as expressly set forth with respect to an individual Lender under Section 9(b) hereof, such right shall only be exercised upon the written instructions of Lenders holding, at the time of any such direction 100.0% of the aggregate principal amount of Loans under all Loan Schedules outstanding at such time. Each Lender further agrees that notwithstanding any other provisions of the Loan Documents including Section 9(b) hereof, rights and remedies with respect to the Collateral and Specified Collateral, whether granted under this Master Agreement, a Loan Schedule or any other Loan Document or arising under law or equity, may be exercised and enforced solely through the Collateral Agent unless otherwise consented to by such Lender. In connection with any application of Net Proceeds or other Payments indicated to be for the account of all Lenders ratably based on the amount of any Obligations currently outstanding, such determination shall be based on the proportion of the applicable Obligations outstanding and owed to each Lender as compared to all such applicable Obligations under this Master Agreement and any other Loan Document at the time of application of any such amount.

(c)               Collateral Agent Qualification. The Collateral Agent (including any successor Collateral Agent) shall at all times either (i) be NYDIG or an Affiliate thereof or (ii) have, or have a parent that has, a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. If the Collateral Agent ceases to meet the foregoing qualifications, then the Lenders may appoint a successor Collateral Agent that meets such qualifications.

(d)              Successors and Assigns; Removal. Upon notice to the other parties hereto, the Collateral Agent may resign as the Collateral Agent and appoint a successor Collateral Agent. Upon such notice and the successor’s acceptance of such appointment, the outgoing Collateral Agent shall be relieved of all duties hereunder and the successor Collateral Agent shall assume all the rights and obligations of the Collateral Agent hereunder; provided that such successor Collateral Agent shall be otherwise qualified and eligible under Section 12(c). The Lenders, with prior written notice to the other parties hereto, may remove the Collateral Agent and appoint a successor Collateral Agent; provided that such successor Collateral Agent shall be otherwise qualified and eligible under Section 12(c) and shall not be a Person (or affiliate thereof) specified on Schedule 12(d) annexed hereto, as such schedule may be updated from time to time in a writing delivered by the Borrower to the Collateral Agent and the Servicer in form and substance reasonably acceptable to the Collateral Agent and the Servicer. The provisions of Sections 10(c) and 10(d) shall survive any removal of the Collateral Agent and any appointment of a new Collateral Agent.

(e)               For the purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by the Borrower pursuant to or governed by the laws of the Province of Quebec, the Collateral Agent shall act as the Hypothecary Representative within the meaning of article 2692 of the Civil Code of Quebec for all present and future Lenders (in such capacity, the “Hypothecary Representative”) in order to hold any such security granted under the laws of the Province of Quebec, and to exercise such rights and duties as are conferred upon a Hypothecary Representative under the relevant Loan Document and applicable laws (with the power to delegate any such rights or duties). By executing this Agreement or an Assignment and Assumption Agreement, each Lender is and shall be deemed without any action required whatsoever to ratify the appointment of the Collateral Agent as Hypothecary Representative, agent and mandatary on behalf of the Lenders. For greater certainty, the Collateral Agent, acting as Hypothecary Representative, will have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Collateral Agent in this Agreement, which will apply mutatis mutandis. In the event of the resignation and appointment of a successor Collateral Agent, such successor Collateral Agent will also act as Hypothecary Representative.

WHEREOF, the parties have caused this Master Agreement to be executed by their duly authorized representatives as of the date first above written.

LENDER, COLLATERAL AGENT AND SERVICER: NYDIG ABL LLC	BORROWER: BACKBONE HOSTING SOLUTIONS INC.
Signature: <Name of Signatory> Name (print): Trevor Smyth Title: Head of Structured Financing	Signature: <Name of Signatory> Name (print): Jeffrey Lucas Title: Chief Financial Officer

[Signature Page to Master Equipment Finance Agreement]

EXHIBIT A

[FORM OF LOAN SCHEDULE] LOAN SCHEDULE NO. [_]

DATED [MONTH, DAY, YEAR] TO MASTER EQUIPMENT FINANCE AGREEMENT

This Loan Schedule No. is one of the “Loan Schedules” to the Master Equipment Finance Agreement, dated as of June 10, 2022 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Master Agreement”), by and among BACKBONE HOSTING SOLUTIONS INC., a Canadian corporation (the “Borrower”), with an address of 312-9160 Boul. Leduc, Brossard, Québec, J4Y0E3, Canada, the Lenders from time to time party thereto, NYDIG ABL LLC, a Delaware limited liability company (“NYDIG”), with an address of 510 Madison Avenue, 21st Floor, New York City, NY 10022, as servicer thereunder, and NYDIG, as collateral agent thereunder (in such capacity, together with its successors and/or assigns in such capacity, the “Collateral Agent”). Accordingly, the Borrower, the Lenders party hereto, the Servicer and the Collateral Agent hereby agree as follows:

Capitalized terms not herein defined have the meaning set forth in the Master Agreement. The provisions of the Master Agreement are hereby incorporated into this Loan Schedule as if set forth in their entirety. If any provision in this Loan Schedule conflicts with a provision in the Master Agreement, the provisions of this Loan Schedule shall control and govern. The Borrower hereby reaffirms that, on and as of the Closing Date, all terms, covenants representations and warranties contained in the Master Agreement, this Loan Schedule, and by virtue thereof, the Collateral Agent, the Servicer and the Lenders party hereto, are entitled to the benefits of the Master Agreement and the other Loan Documents, including the representations, warranties, covenants and conditions contained or granted therein, all of which are hereby acknowledged by the Borrower to be in full force and effect. The Master Agreement, among other things, contains provisions for the obligation of the Borrower to make Payments hereunder when due, and for various rights and remedies of the Lenders and the Collateral Agent upon the occurrence of an Event of Default, including (as applicable) the acceleration of the maturity hereof.1

SUMMARY OF PAYMENT AND OTHER APPLICABLE TERMS:
Commencement Date: [date]	Loan Amount: $[●] (in Dollars)
First Interest-Only Payment Date: [date]	Interest-Only Period: [●] months
First Payment Date of principal and interest: [date]	Term of the Loan: [●] months
Amount of each Interest-Only Payment: $[●]	Payment Period: Monthly in arrears
Amount of each monthly Payment of principal and interest: $[●]	Interest Rate: [●]% per annum (or such other rate as may from time to time apply to the Loan hereunder pursuant to the Master Agreement)
Down Payment: $[●]	Maturity Date: [●]

1 NTD: Consider including additional details and/or information in respect of the applicable transaction.

Upfront Fee: 2.00% of the Loan Amount (due in full on the Commencement Date).
Additional Payments to the Lenders (if any): [ ]
Equipment Location: [Insert address]
Supplier: [ ] (the “Supplier”)
Legal Opinions Required?	☐Yes	☐ No
ACA Account: [____________ ][2]	☐Yes	☐ No
Reserve Account: [ ]	☐Yes	☐ No
Reserve Cryptocurrency on deposit in an ACA Wallet:	The greater of an amount equal to (i) $[●] and (ii) the aggregate of all One Month Payment Amounts for all then-outstanding Loans in respect of this Loan Schedule.
ACA Wallet: [____________ ][3]	☐Yes	☐ No
Section 3(l) Mined Cryptocurrency applies:	☐Yes	☐ No

1.                   Description of Equipment. See Exhibit A attached hereto (for purposes of this Loan Schedule, and including all related software embedded therein or otherwise forming part thereof, any and all accessories, exchanges, improvements, returns, substitutions, parts, attachments, accessions, spare parts, replacements and additions thereto, the “Equipment”).

2.                   Acceptance Certificate. On the Commencement Date, the Borrower shall deliver to the Lenders party hereto, the Servicer and the Collateral Agent a duly executed and authorized acceptance certificate in the form of Exhibit B attached hereto (an “Acceptance Certificate”), which Acceptance Certificate acknowledges that an officer of the Borrower has personally inspected or caused to be personally inspected to their satisfaction all items of Equipment described in this Loan Schedule.

3.                   Grant of Security. As security for the due payment and performance of the Borrower’s Obligations to the Lenders under this Loan Schedule (collectively, the “Specified Lenders”) with respect to the Loan advanced pursuant to this Loan Schedule (the “Specified Loan”), the Borrower hereby pledges, assigns and grants to the Collateral Agent, for the benefit of the Specified Lenders, a first priority security interest in all of its right, title and interest in and to the following, whether now owned by or owing to, or hereafter acquired by or arising in favor of the Borrower and regardless of where located (collectively, the “Specified Collateral”): (i) all Equipment and, if applicable, Replacement Equipment for such Equipment; (ii) to the extent arising from or solely relating to any Equipment, all Accounts, Contract Rights, Chattel Paper, leases, subleases, security deposits or other cash deposits; (iii) without limiting the generality of the foregoing clause (ii), all agreements, contracts, warranties, invoices, purchase orders and other agreement, instruments and documents with the Supplier of the Equipment, if any, or service provider with respect thereto including, without limitation, the Supplier Contract, in each case to the extent relating to the Equipment; and (iv) all accessions to, substitutions for and replacements, insurance proceeds of the foregoing, together with all books and records, credit files, computer files, programs, printouts and other computer materials and records related to any of the foregoing. Title to the Specified Collateral shall at all times be in the Borrower’s name, subject to the Collateral Agent’s security interest, and any certificate of title for the applicable Specified Collateral (to the extent applicable) shall designate the Borrower as owner and the Collateral Agent as lien holder. The parties hereto acknowledge and agree that the Obligations under this Loan Schedule shall also be secured by the Collateral Agent’s Liens on, and security interests in, the Collateral as defined in Section 5 of the Master Agreement (and that the Collateral thereunder includes Collateral Cryptocurrency, neither of which constitute Specified Collateral hereunder), together with all other obligations owing to other Lenders with respect to other Loan Schedules under the Master Agreement. Nothing herein shall modify the rights in the Specified Collateral granted to the Collateral Agent under Section 5 of the Master Agreement. The security interest granted to the Collateral Agent in the Specified Collateral under this Section 3 shall secure the Obligations of the Borrower owed to the Specified Lenders under this Loan Schedule on a priority basis to any other Obligations owed to any Lenders other than the Specified Lenders under any other Loan Schedule or the Master Agreement to the extent set forth in Section 3 of the Master Agreement.

2 NTD: Include account number at time of execution of Loan Schedule.

3 NTD: Include account number at time of execution of Loan Schedule.

4.                   Promise to Pay. FOR VALUE RECEIVED, the Borrower promises to pay to each Lender at such address as may be designated from time to time by such Lender, the amount of the Loan pursuant to the payment terms set forth above, together with interest thereon at the rate set forth above, payable as follows: (i) consecutive monthly payments of interest only (the “Interest-Only Payments”), each in the amount of each Interest-Only Payment, commencing on the First Interest- Only Payment Date and continuing on each Payment Date thereafter through the end of the Interest-Only Period, followed by (ii) consecutive monthly Payments which constitute principal and interest due hereunder, each in the amount of each Payment of principal and interest (as set forth above), commencing on the First Payment Date (as set forth above) and continuing on the same day of each month thereafter through the Maturity Date. The outstanding amount of the Loan, together with all then unpaid and accrued interest, shall be due and payable on the Maturity Date if not paid earlier in accordance with the terms hereof and the Master Agreement. The Borrower’s Obligations hereunder shall bear interest at the Applicable Rate from the date a Lender advances any portion of the Loan. On the First Interest-Only Payment Date, the Borrower also agrees to pay each applicable Lender accrued interim interest for the number of calendar days elapsed from the date such Lender advances any portion of the Loan to the First Interest-Only Payment Date. On the Commencement Date, the Borrower agrees to pay to the Servicer, for the account of each Lender on a ratable basis, the Upfront Fee (as set forth above).

5.                   Supplier Contract. The Supplier contract is the [ ], dated as of [ ] (the “Supplier Contract”), between the Borrower and the Supplier]. The Borrower hereby acknowledges and agrees that (i) it has been given an opportunity to review the relevant provisions of the Supplier Contract, and that the Borrower has acknowledged and agreed to the terms of the Supplier Contract, and (ii) it has provided each of the Lenders party hereto, the Servicer and the Collateral Agent with a copy of the Supplier Contract, the Affiliate Sale Agreement, any required No Interest Letter relating thereto, and any related bills of sale for the Equipment, in each case, as required pursuant to the Master Agreement.

6.                   Waiver; Miscellaneous. The Borrower hereby waives presentment, notice of dishonor, and protest. The Borrower hereby agrees that the Commencement Date and the first payment due date may be left blank when this Loan Schedule is executed and hereby authorizes the Collateral Agent and/or the Lenders party hereto to insert such dates based upon the date the proceeds of the

Loan are disbursed. BY EXECUTION HEREOF, THE BORROWER HEREBY ACKNOWLEDGES AND AGREES THAT THIS LOAN SCHEDULE, THE MASTER AGREEMENT, AND ALL OTHER LOAN DOCUMENTS EXECUTED IN CONNECTION THEREWITH ARE THE COMPLETE AND EXCLUSIVE STATEMENT OF THE TERMS OF THE FINANCING BETWEEN THE BORROWER AND THE LENDERS AND THIS LOAN SCHEDULE, TOGETHER WITH THE OTHER LOAN DOCUMENTS, SUPERSEDES ALL PRIOR AGREEMENTS AND COMMUNICATIONS, WHETHER ORAL OR WRITTEN, BETWEEN THE BORROWER AND THE LENDERS REGARDING THE SUBJECT MATTER

HEREOF. The provisions of Section 10(a) (Notices), 10(i) (Counterparts; Electronic Signatures; Chattel Paper) and 10(j)(Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial) of the Master Agreement shall apply to this Loan Schedule, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Loan Schedule to be executed by their duly authorized representatives as of the date first above written.

LENDER AND SERVICER: NYDIG ABL LLC	BORROWER: BACKBONE HOSTING SOLUTIONS INC.
Signature:____________________ Name (print):__________________ Title:________________________	Signature:______________ Name (print):____________ Title: __________________
COLLATERAL AGENT: NYDIG ABL LLC
Signature:_______________ Name (print): ____________ Title: __________________

EXHIBIT A TO LOAN SCHEDULE NO. [_]

Description of Equipment

[#] ([•]) [Manufacture], [Model] [•]TH/s Mining Servers, [MONTH/YEAR] batch.

EXHIBIT B TO LOAN SCHEDULE NO. [_] ACCEPTANCE CERTIFICATE

TO MASTER EQUIPMENT FINANCE AGREEMENT

Reference is made to that certain: (i) Master Equipment Finance Agreement, dated as of June 10, 2022 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Master Agreement”), by and among BACKBONE HOSTING SOLUTIONS INC., a Canadian corporation (the “Borrower”), with an address of 312-9160 Boul. Leduc, Brossard, Québec, J4Y0E3, Canada, the Lenders from time to time party thereto, NYDIG ABL LLC, a Delaware limited liability company (“NYDIG”), with an address of 510 Madison Avenue, 21st Floor, New York City, NY 10022, as servicer thereunder, and NYDIG, as collateral agent thereunder (in such capacity, together with its successors and/or assigns in such capacity, the “Collateral Agent”); and (ii) Loan Schedule No. to the Master Agreement, dated as of [       ], 2022 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Loan Schedule”), by and among the Borrower, the Lenders party thereto and the Collateral Agent. Capitalized terms used herein but not defined herein have the meaning given to such terms in the Master Agreement.

The undersigned, acting on behalf of the Borrower, acknowledges that he or she has personally inspected or caused to be personally inspected to their satisfaction all items of Equipment described in the Loan Schedule and that such Person is duly authorized on behalf of the Borrower to sign and bind Borrower to this acceptance certificate dated as of the Acceptance Date below (the “Acceptance Certificate”).

The Borrower hereby acknowledges and agrees that: (i) it has accepted delivery of the Equipment described in Exhibit B to the Loan Schedule as of the Acceptance Date stated below and the Equipment has been received, inspected and installed to the Borrower’s satisfaction and is complete, operational and in good condition and working order and satisfactory in all material respects and conforms to all specifications in the Loan Documents and the supply contract or other agreement with the applicable Supplier; and (ii) funds have been advanced to or for the account of the Borrower in reliance upon this Acceptance Certificate or in anticipation hereof, and (iii) it hereby authorizes or ratifies each applicable Lender’s advance of equipment finance proceeds (as a Loan under the Master Agreement) for the Borrower’s acquisition of the Equipment in reliance on this Acceptance Certificate. The Borrower further acknowledges that this Acceptance Certificate and the Loan Schedule are NON-CANCELLABLE, ABSOLUTE AND IRREVOCABLE. The Borrower certifies that as of the date of this Acceptance Certificate no Default or Event of Default has occurred and is ongoing.

Acceptance Date: , 202[•]

COLLATERAL AGENT: NYDIG ABL LLC	BORROWER: BACKBONE HOSTING SOLUTIONS INC.
Signature:___________________ Name (print): _________________ Title: ________________________	Signature: _________________ Name (print): _______________ Title: _____________________

[Signature Page to Acceptance Certificate]

EXHIBIT B

[FORM OF] ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between Assignor identified in item 1 below (“Assignor”) and Assignee identified in item 2 below (“Assignee”). Capitalized terms used but not defined in this Assignment and Assumption have the meanings given to them in the Master Agreement identified below (the “Master Agreement”), receipt of a copy of which is hereby acknowledged by Assignee. The Standard Terms and Conditions set forth in Annex 1 attached to this Assignment and Assumption are hereby agreed to and incorporated in this Assignment and Assumption by reference and made a part of this Assignment and Assumption as if set forth in full in this Assignment and Assumption.

For an agreed consideration, Assignor hereby irrevocably sells and assigns to Assignee, and Assignee hereby irrevocably purchases and assumes from Assignor, subject to and in accordance with the Standard Terms and Conditions and the Master Agreement, as of the Effective Date, (i) [an undivided percentage interest in the percentage identified below of] all of Assignor’s rights and obligations in its capacity as a Lender in, to and under the Loan Schedules identified below, including its rights and obligations under the Master Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the [amount and percentage interest identified below of all of those rights and obligations of Assignor under the respective] Loan Schedules identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Master Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by Assignor to Assignee pursuant to clauses (i) and

(ii) above, collectively, the “Assigned Interest”). Notwithstanding anything herein or in the Master Agreement to the contrary, each of Assignor and Assignee hereby acknowledges and agrees that no processing, assignment or other fees shall be due in respect of the assignments contemplated by this Assignment and Assumption. Each such sale and assignment is without recourse to Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by Assignor.

1.	Assignor: [ ]

2.	Assignee: [ ]

[Address for notices to Assignee for purposes of Section 10(a) of the Master Agreement:]

3.	Borrower: BACKBONE HOSTING SOLUTIONS INC., a Canadian corporation
4.	Master Agreement: Master Equipment Finance Agreement, dated as of June 10, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Master Agreement”), by and among Borrower, Assignor, the other Lenders from time to time party thereto, NYDIG ABL LLC, a Delaware limited liability company (“NYDIG”), as servicer thereunder, and NYDIG, as collateral agent thereunder

5.	Assigned Interest:

Loan Schedule Assigned	Amount of Loans Assigned	Percentage Assigned of Total Loans Outstanding/ Loans Under the Loan Schedule

Effective Date: , 20

The terms set forth in this Assignment and Assumption are hereby agreed to:

[___________-]

as Assignor

By: _____________

Name:_____________

Title: _____________

[___________-]

as Assignee

By:_____________

Name: _____________

Title: _____________

Consented to:

NYDIG ABL LLC, as Servicer

By:_____________

Name: _____________

Title:_____________

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

[       ], a [entity formation type & jurisdiction]

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1.            Assignor. Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the relevant Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action, and received all consents and approvals, necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Master Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of Borrower, any of its Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.            Assignee. Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Master Agreement; (ii) it meets all the requirements to be an assignee under the Master Agreement; (iii) from and after the Effective Date, it will be bound by the provisions of the Master Agreement as a Lender thereunder and, to the extent of the Assigned Interest, will have the obligations of a Lender thereunder; (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of that type; (v) it has received a copy of the Master Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7(a) thereof, as applicable, and all other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest; and (vi) it has, independently and without reliance upon Assignor and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest; and (b) agrees that (i) it will, independently and without reliance upon Assignor, and based on such documents and information as it deems appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents; and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.                  Payments. From and after the Effective Date, except as separately agreed in writing between NYDIG and Assignee, including pursuant to a separate servicing agreement, NYDIG shall act as Servicer under the Master Agreement. Unless otherwise instructed by Assignor, Borrower shall make all Payments required under the assigned Loan Schedule(s) (including payments of principal, interest, fees and other amounts) to NYDIG for the benefit of Assignee.

3.                  General Provisions. This Assignment and Assumption is binding upon, and will inure to the benefit of, the parties to this Assignment and Assumption and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together will constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy will be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption is governed by, and is to be construed in accordance with, the law of the State of New York, including Section 5-1401 of the New York General Obligations Law but otherwise without regard to conflict-of-laws principles.

SCHEDULE 1

SCHEDULE 7(j)

NYDIG RELATED COVENANTS

The Borrower covenants and agrees with the Collateral Agent and the other Secured Parties as follows:

(a) Other Services. Promptly upon the Borrower becoming eligible therefor, the Borrower shall (i) commencing on any date on which the Borrower enters into a Loan Schedule with respect to Equipment which produces or derives Digital Assets (any such Equipment, “Mining Equipment”) and until the date that all Obligations of the Borrower under this Master Agreement and any other Loan Document relating to any such Mining Equipment have been satisfied and paid in full, take active steps to become a participant in, and contribute all available hashpower from such Mining Equipment to, the mining pool operated by NYDIG Mining Pool Services LLC, (any such participation and contribution being referred to as “Mining Pool Services”) (and shall, on a best efforts basis, attempt not to transact with any other Person that is not an Affiliate of NYDIG Mining Pool Services LLC for such Mining Pool Services), (ii) establish a custodial account with NYDIG Trust Company LLC or a different NYDIG Affiliate as NYDIG may select, and (iii) establish an execution account with NYDIG Execution LLC.

SCHEDULE 9(e)

SCHEDULE 12(d)

EXHIBIT 1

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Master Agreement.

Pursuant to the provisions of Section 3(i)(v) of the Master Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-

U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Master Agreement and used herein shall have the meanings given to them in the Master Agreement.

[NAME OF PARTICIPANT]
By:
Name:
Title:

Date: , 20[ ]

EXHIBIT 2

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Master Agreement.

Pursuant to the provisions of Section 3(i)(v) of the Master Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and

(v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Master Agreement and used herein shall have the meanings given to them in the Master Agreement.

[NAME OF PARTICIPANT]
By:
Name:
Title:

Date: , 20[ ]

EXHIBIT 3

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Master Agreement.

Pursuant to the provisions of Section 3(i)(v) of the Master Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s), (iii) with respect to the extension of credit pursuant to this Master Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code,

(iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower, and (2) the undersigned shall have at all times furnished the Borrower with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Master Agreement and used herein shall have the meanings given to them in the Master Agreement.

[NAME OF LENDER]
By:
Name:
Title:

Date: , 20[ ]